UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

(Commission File No. 001-40302)

PAYSAFE LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Paysafe Limited

25 Canada Square

27th Floor

London, United Kingdom E14 5LQ

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Information Contained in this Form 6-K Report

Financial Statements

This report contains Paysafe Limited’s (“the Company”) Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2022, including Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period presented therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Paysa
PAYSAFE LIMITED

By:	/s/ Nicole Nahlous
Name:	Nicole Nahlous
Title:	Chief Accounting Officer

Date: October 19, 2022

TABLE OF CONTENTS

1.	Condensed Consolidated Interim Financial Statements (Unaudited) – June 30, 2022	F-1

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	1

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) / INCOME

(Unaudited)

(U.S. dollars in thousands, except per share data)

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Revenue	$378,913	$384,343	$746,581	$761,767
Cost of services (excluding depreciation and amortization)	158,987	155,778	306,090	306,815
Selling, general and administrative	134,709	113,037	265,277	307,035
Depreciation and amortization	69,585	70,114	133,008	135,576
Impairment expense on goodwill and intangible assets	676,456	1,357	1,882,187	1,935
Restructuring and other costs	41,602	4,518	54,193	7,488
Loss / (gain) on disposal of subsidiary and other assets, net	660	(28)	660	(28)
Operating (loss) / income	(703,086)	39,567	(1,894,834)	2,946
Other income, net	56,155	46,558	59,633	79,083
Interest expense, net	(28,426)	(62,650)	(54,382)	(125,019)
(Loss) / income before taxes	(675,357)	23,475	(1,889,583)	(42,990)
Income tax (benefit) / expense	(16,618)	16,690	(60,032)	10,754
Net (loss) / income	$(658,739)	$6,785	$(1,829,551)	$(53,744)
Less: net income attributable to non-controlling interest	—	188	371	306
Net (loss) / income attributable to the Company	$(658,739)	$6,597	$(1,829,922)	$(54,050)

Net (loss) / income per share attributable to the Company – basic	$(0.91)	$0.01	$(2.52)	$(0.07)
Net loss per share attributable to the Company – diluted	$(0.91)	$(0.04)	$(2.52)	$(0.07)

Net (loss) / income	$(658,739)	$6,785	$(1,829,551)	$(53,744)
Other comprehensive (loss) / income, net of tax of $0:
(Loss) / gain on foreign currency translation	(36,524)	12,956	(22,128)	4,458
Total comprehensive (loss) / gain	$(695,263)	$19,741	$(1,851,679)	$(49,286)
Less: comprehensive income attributable to non-controlling interest	—	188	371	306
Total comprehensive (loss) / gain attributable to the Company	$(695,263)	$19,553	$(1,852,050)	$(49,592)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Unaudited)

(U.S. dollars in thousands, except share data)

	June 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$243,533	$313,439
Customer accounts and other restricted cash, net of allowance for credit losses of $595 and $673, respectively	2,467,780	1,658,279
Accounts receivable, net of allowance for credit losses of $12,152 and $8,642, respectively	150,508	147,780
Settlement receivables, net of allowance for credit losses of $3,388 and $4,049, respectively	110,883	149,852
Prepaid expenses and other current assets	101,485	64,497
Related party receivables – current	3,984	6,492
Contingent consideration receivable – current	—	2,842
Total current assets	3,078,173	2,343,181
Deferred tax assets	24,961	21,926
Property, plant and equipment, net	12,852	14,907
Operating lease right-of-use assets	24,384	33,118
Derivative financial assets	8,788	—
Intangible assets, net	1,334,529	1,202,204
Goodwill	1,993,451	3,650,037
Other assets – non-current	2,283	1,856
Total non-current assets	3,401,248	4,924,048
Total assets	$6,479,421	$7,267,229

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$256,033	$211,841
Short-term debt	10,190	10,190
Funds payable and amounts due to customers	2,539,762	1,400,057
Operating lease liabilities – current	6,877	8,845
Income taxes payable	—	11,041
Contingent and deferred consideration payable – current	12,454	13,673
Liability for share-based compensation – current	7,565	3,360
Total current liabilities	2,832,881	1,659,007
Non-current debt	2,657,188	2,748,178
Operating lease liabilities – non-current	20,293	28,008
Deferred tax liabilities	57,864	64,886
Warrant liabilities	14,521	35,575
Liability for share-based compensation – non-current	4,745	6,664
Accounts payable and other liabilities - non-current	150	—
Contingent and deferred consideration payable – non-current	12,687	17,142
Total non-current liabilities	2,767,448	2,900,453
Total liabilities	5,600,329	4,559,460
Commitments and contingent liabilities
Shareholders' equity
Common shares - $0.001 par value; 20,000,000,000 shares authorized; 727,181,035 shares issued and outstanding as of June 30, 2022 and 723,715,147 shares issued and outstanding as of December 31, 2021	727	723
Additional paid in capital	3,010,947	2,949,654
Accumulated deficit	(2,206,710)	(376,788)
Accumulated other comprehensive income / (loss)	(25,953)	(3,825)
Shareholders' equity in the Company	779,011	2,569,764
Non-controlling interest	100,081	138,005
Total shareholders' equity	879,092	2,707,769
Total liabilities and shareholders' equity	$6,479,421	$7,267,229

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Unaudited)

(U.S. dollars in thousands)

	Common shares	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income / (loss)	Shareholders' equity in the Company	Non- controlling interest	Total Shareholders' equity
January 1, 2022	$723	$2,949,654	$(376,788)	$(3,825)	$2,569,764	$138,005	$2,707,769
Net (loss) / income	-	-	(1,171,183)	-	(1,171,183)	371	(1,170,812)
Gain on foreign currency translation, net of tax of $0	-	-	-	14,396	14,396	-	14,396
Shares issued upon warrants exercised	1	2	-	-	3	-	3
Restricted stock units issued	1	(1)	-	-	-	-	-
Shared-based compensation	-	11,593	-	-	11,593	-	11,593
Capital contribution (See Note 2)	-	38,295	-	-	38,295	(38,295)	—
March 31, 2022	$725	$2,999,543	$(1,547,971)	$10,571	$1,462,868	$100,081	$1,562,949
Net loss	-	-	(658,739)	-	(658,739)	-	(658,739)
Loss on foreign currency translation, net of tax of $0	-	-	-	(36,524)	(36,524)	-	(36,524)
Restricted stock units issued	2	(2)	-	-	-	-	-
Shared-based compensation	-	11,406	-	-	11,406	-	11,406
June 30, 2022	$727	$3,010,947	$(2,206,710)	$(25,953)	$779,011	$100,081	$879,092

	Common shares	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income / (loss)	Shareholders' equity in the Company	Non- controlling interest	Total Shareholders' equity
January 1, 2021	$1,252	$2,188,706	$(265,834)	$(2,419)	$1,921,705	$11,298	$1,933,003
Net (loss) / income	—	—	(60,647)	—	(60,647)	118	(60,529)
Loss on foreign currency translation, net of tax of $0	—	—	—	(8,498)	(8,498)	—	(8,498)
Contributions from non-controlling interest holders (see Note 17)	—	—	—	—	—	26,000	26,000
Capital injection in Legacy Paysafe (See Note 17)	2	10,692	—	—	10,694	—	10,694
Shared-based compensation	—	67,718	—	—	67,718	—	67,718
Share issuance, net of transaction expenses (See Note 2)	200	1,848,078	—	—	1,848,278	—	1,848,278
Capital reorganization (See Note 2)	(921)	(2,447,879)	—	—	(2,448,800)	—	(2,448,800)
Merger recapitalization (See Note 2)	190	1,258,401	—	—	1,258,591	100,081	1,358,672
March 31, 2021	$723	$2,925,716	$(326,481)	$(10,917)	$2,589,041	$137,497	$2,726,538
Net income	—	—	6,597	—	6,597	188	6,785
Gain on foreign currency translation, net of tax of $0	—	—	—	12,956	12,956	—	12,956
Shared-based compensation	—	4,246	—	—	4,246	—	4,246
June 30, 2021	$723	$2,929,962	$(319,884)	$2,039	$2,612,840	$137,685	$2,750,525

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

(U.S. dollars in thousands)

	Six months ended June 30,
	2022	2021
Cash flows from operating activities
Net loss	$(1,829,551)	$(53,744)
Adjustments for non-cash items:
Depreciation and amortization	133,008	135,576
Unrealized foreign exchange (gain) / loss	(34,408)	2,245
Deferred tax (benefit) / expense	(58,985)	4,714
Interest expense, net	9,772	69,155
Share-based compensation	31,706	84,117
Other income, net	(23,009)	(75,901)
Impairment expense on goodwill and intangible assets	1,882,187	1,935
Allowance for credit losses and other	14,874	9,600
Loss / (gain) on disposal of subsidiary and other assets, net	660	(28)
Non-cash lease expense	3,491	4,909
Movements in working capital:
Accounts receivable, net	(14,280)	(21,342)
Prepaid expenses, other current assets, and related party receivables	(26,020)	(9,282)
Settlement receivables, net	27,624	44,113
Accounts payable, other liabilities, and related party payables	39,963	(21,139)
Funds payable and amounts due to customers	1,250,221	(116,268)
Income tax payable	(27,806)	(17,650)
Net cash flows from operating activities	1,379,447	41,010
Cash flows in investing activities
Purchase of property, plant & equipment	(1,839)	(1,169)
Purchase of merchant portfolios	(23,983)	(36,703)
Purchase of other intangible assets	(42,892)	(37,452)
Acquisition of business, net of cash acquired	(424,722)	(23,531)
Net cash outflow on disposal of subsidiary	(826)	—
Net cash flows used in investing activities	(494,262)	(98,855)
Cash flows from financing activities
Cash settled equity awards	(154)	—
Proceeds from exercise of warrants	3	—
Net cash inflow from reorganization and recapitalization	—	1,167,874
Payment of equity issuance costs	—	(149,496)
Repurchase of loan notes	(9,508)	—
Proceeds from loans and borrowings	86,246	2,112,816
Repayments of loans and borrowings	(92,867)	(3,267,269)
Payment of debt issuance costs	(6,261)	(1,068)
Payments under derivative financial instruments, net	(1,371)	(31,515)
Cash outflow on foreign exchange forward contract	—	(6,504)
Proceeds under line of credit	373,082	300,000
Repayments under line of credit	(350,000)	(300,000)
Contingent consideration received	2,621	7,942
Contingent consideration paid	(13,046)	(1,002)
Deferred consideration paid	(1,119)	—
Net cash flows used in financing activities	(12,374)	(168,222)
Effect of foreign exchange rate changes	(133,216)	(40,716)
Increase / (decrease) in cash and cash equivalents, including customer accounts and other restricted cash during the period	$739,595	$(266,783)
Cash and cash equivalents, including customer accounts and other restricted cash at beginning of the period	1,971,718	1,763,852
Cash and cash equivalents at end of the period, including customer accounts and other restricted cash	$2,711,313	$1,497,069

	Six months ended June 30,
	2022	2021
Supplemental cash flow disclosures:
Cash paid for interest	$44,610	$55,864
Cash paid for income taxes, net	$26,759	$23,690

The table below reconciles cash, cash equivalents, customer accounts and other restricted cash as reported in the unaudited condensed consolidated statement of financial position to the total of the same amounts shown in the unaudited condensed consolidated statement of cash flows:

	Six months ended June 30,
	2022	2021
Cash and cash equivalents	$243,533	$247,801
Customer accounts and other restricted cash, net	2,467,780	1,249,268
Total cash and cash equivalents, including customer accounts and other restricted cash, net	$2,711,313	$1,497,069

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
(U.S. dollars in thousands, except per share data)

1. Basis of presentation and summary of significant accounting policies

Description of the Business

In these unaudited condensed consolidated financial statements and related notes, Paysafe Limited, and its consolidated subsidiaries are referred to collectively as “Paysafe,” “‘we,” “us,” and “the Company” unless the context requires otherwise. Paysafe is a leading global provider of end-to-end payment solutions. Our core purpose is to enable businesses and consumers to connect and transact seamlessly through our payment platforms.

Paysafe Limited was originally incorporated as an exempted limited company under the laws of Bermuda on November 23, 2020 for purposes of acquiring Foley Trasimene Acquisition Corp. II (“FTAC”). FTAC was originally incorporated in the State of Delaware on July 15, 2020 as a special purpose acquisition company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar transaction with one or more businesses. FTAC completed its Initial Public Offering (“IPO”) in August 2020.

On December 7, 2020, Paysafe Limited, FTAC, Merger Sub Inc., (a Delaware corporation and direct, wholly owned subsidiary of Paysafe Limited, herein referred to as “Merger Sub”), Paysafe Bermuda Holding LLC (a Bermuda exempted limited liability company and direct, wholly owned subsidiary of Paysafe Limited, herein referred to as “LLC”), Pi Jersey Holdco 1.5 Limited (a private limited company incorporated under the laws of Jersey, Channel Islands on November 17, 2017, herein referred to as “Legacy Paysafe” or “Accounting Predecessor”), and Paysafe Group Holdings Limited (a private limited company incorporated under the laws of England and Wales, herein referred to as “PGHL”), entered into a definitive agreement and plan of merger which was consummated on March 30, 2021. This is further discussed in Note 2, Transactions. In connection with the Transaction, the Company’s common shares and warrants were listed on the New York Stock Exchange under the symbols PSFE and PSFE.WS, respectively.

Prior to the Transaction, Legacy Paysafe was a direct, wholly owned subsidiary of Paysafe Group Holdings Limited and was primarily owned by funds advised by affiliates of CVC Capital Partners (such funds collectively, “CVC”) and The Blackstone Group Inc. (“Blackstone”). This ownership was through the ultimate parent entity, Pi Jersey Topco Limited (“Topco” or the “Ultimate Parent”), who directly wholly owns PGHL. As a result of the Transaction, Legacy Paysafe is a wholly owned subsidiary of the Company. Subsequent to the Transaction, Topco, CVC and Blackstone retain ownership in the Company.

In the fourth quarter of 2021, we revised our reportable segments, which are the same as our operating segments, as a result of a change in our Chief Operating Decision Maker (“CODM”) and how our CODM regularly reviews financial information to allocate resources and assess performance. Our reportable segments are US Acquiring and Digital Commerce. The Company had historically operated, and was organized, as three separate segments, Integrated Processing, Digital Wallet and eCash Solutions. Digital Commerce includes the previous Digital Wallet and eCash Solutions segments along with Integrated eCommerce Solutions (“IES”) that was previously part of the Integrated Processing segment. The prior-year information has been recast to reflect this change.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements for the three and six months ended June 30, 2022 and the comparative financial information for the three and six months ended June 30, 2021 and for the year ended December 31, 2021 include the accounts of the Company, and its subsidiaries, based upon information of Paysafe Limited after giving effect to the transaction with FTAC completed on March 30, 2021.

All intercompany transactions have been eliminated in consolidation. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three and six months ended June 30, 2022 are not necessarily indicative of the results that may be expected for the year ending December 31, 2022 or any other interim period.

These unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021 on Form 20-F filed on March 28, 2022.

Disaggregation of Revenue

The Company provides payment solutions through two primary lines of business: US Acquiring and Digital Commerce. For each primary source of revenue within these business lines, the Company’s main performance obligation is to stand ready to provide payment services to merchants and consumers. Due to the concentration of economic factors, products and services in each of the business lines, the Company has presented disaggregated revenue at both the segment and reporting unit level (See Note 16).

We do not have any material contract asset balances associated with our contracts with customers as of June 30, 2022 and December 31, 2021. The Company has applied the practical expedient to exclude disclosure of remaining performance obligations as the Company's contracts typically have a term of one year or less.

Significant accounting policies

There have been no material changes in our significant accounting policies during the three months ended June 30, 2022. A detailed discussion of our significant accounting policies is included within the audited consolidated financial statements for the year ended December 31, 2021 on Form 20-F filed on March 28, 2022.

Recent Accounting Pronouncements

Convertible Debt Instruments

In August 2020, the FASB issued ASU No. 2020-06 Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. This update reduces the number of accounting models for convertible debt instruments resulting in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in-capital. In addition, this update also makes targeted changes to the disclosures for convertible instruments and earnings-per-share guidance. This guidance may be adopted through either a modified retrospective or fully retrospective method of transition and will take effect for public companies with fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years, and must be adopted as of the beginning of the Company's fiscal year. The Company adopted this new guidance effective January 1, 2022. This new guidance did not have an effect on our unaudited condensed consolidated financial statements.

2. Transactions

Disposal of Pay Services India, LLC

During the second quarter, the Company disposed of 100% of the equity interest of Pay Services India, LLC, including $1,620 in cash. Consideration for the disposal was $1,056 payable in cash, of which $794 had been received as of June 30, 2022. The net cash outflow is recorded as an investing activity in the unaudited condensed consolidated statement of cash flows. This disposal resulted in a loss of $660 for the three and six months ended June 30, 2022.

Acquisition of Skrill USA

During the first quarter, the Company completed its agreement with Skrill-related entities by which it acquired 100% of the equity interest of Skrill USA. As a result, Skrill USA has been accounted for as a wholly owned subsidiary and no longer represents a VIE or non-controlling interest to the Company subsequent to December 31, 2021. The change in ownership was accounted for as an equity transaction, with no gain or loss recognized. The carrying amount of the non-controlling interest was adjusted to reflect the change in ownership interest and is reflected as a capital contribution in the unaudited condensed consolidated statement of shareholder's equity.

Reorganization and Recapitalization (the "Transaction")

On December 7, 2020, Paysafe Limited, FTAC, Merger Sub, Paysafe Bermuda Holding LLC, Legacy Paysafe and PGHL entered into a definitive agreement and plan of merger to effectuate the Transaction which was completed on March 30, 2021. In order to effectuate the Transaction, PGHL created a newly formed wholly owned entity, Paysafe Limited, which acquired all of the shares of the Accounting Predecessor on March 30, 2021. Immediately following the acquisition of the Accounting Predecessor’s shares, Paysafe Limited merged with FTAC, which was effectuated through a merger between Merger Sub and FTAC. Merger Sub is a newly formed wholly owned subsidiary of Paysafe Limited. FTAC survived the merger. The Accounting Predecessor and FTAC are indirect wholly owned subsidiaries of Paysafe Limited following the Transaction. Prior to the Transaction, Paysafe Limited had no material operations, assets or liabilities.

The acquisition of the Accounting Predecessor was accounted for as a capital reorganization whereby Paysafe Limited was the successor to Pi Jersey 1.5 Holdco Limited. The capital reorganization was immediately followed by the merger with FTAC. As FTAC was not recognized as a business under GAAP given it consisted primarily of cash held in a trust account, the merger was treated as a recapitalization. Under this method of accounting, the ongoing financial statements of Paysafe Limited reflect the net assets of the Accounting Predecessor and FTAC at historical cost, with no additional goodwill recognized.

The Accounting Predecessor was determined to be the accounting acquirer based on evaluation of the following facts and circumstances: (i) the Accounting Predecessor’s shareholder group has the largest portion of relative voting rights in Paysafe Limited; (ii) the Accounting Predecessor was significantly larger than FTAC by total assets and total cash and cash equivalents; (iii) the senior management team of the Accounting Predecessor are continuing to serve in such positions with substantially similar responsibilities and duties at Paysafe Limited following consummation of the Transaction; and (iv) the purpose and intent of the Transaction was to create an operating public company, with management continuing to use the Paysafe platform to grow the business.

In connection with the Transaction, Paysafe Limited, PGHL and FTAC entered into subscription agreements with certain investors (the “PIPE Investors”). Simultaneously with the consummation of the Transaction, Paysafe Limited issued to the PIPE Investors 200,000,000 shares of common stock at a price of $10.00 per share for aggregate gross proceeds of $2,000,000. The Company incurred direct and incremental costs of approximately $151,722 related to the Transaction, of which $149,496 was paid during the six months ended June 30, 2021. These costs consisted primarily of advisory, banking, printing, legal, and accounting fees, which were recorded to “Additional paid-in capital” as a reduction of these share issuance proceeds (collectively “Share issuances, net of proceeds”).

Paysafe Limited acquired from PGHL all of the Accounting Predecessor’s shares in exchange for cash consideration of $2,448,799 and share consideration of 333,419,924 common shares (“Capital reorganization”).

The FTAC merger was completed by: (i) Paysafe Bermuda Holdings LLC issuing 20,893,780 LLC membership equity interests (“LLC Units”) in exchange for the FTAC Founder’s FTAC Class C shares outstanding immediately prior to the Transaction; (ii) Paysafe Limited issuing 190,292,458 common shares in exchange for the FTAC’s shareholders shares outstanding immediately prior to the Transaction; and (iii) Paysafe Limited assuming the FTAC’s warrants outstanding immediately prior to the Transaction, consisting of 48,901,025 public warrants (the “Public Warrants”) and 5,000,000 private warrants (the “Private Warrants”), which were modified to entitle the holder to acquire, on the same terms, Company common shares instead of FTAC common stock (the “Warrants”) (collectively, “Merger recapitalization”).

The cash flows related to these activities have been classified as “Net cash inflow from recapitalization and reorganization” within the unaudited condensed consolidated statement of cash flows, consisting of cash outflows related to the cash consideration for the Pi Jersey acquisition of $2,448,799, offset by the $1,616,673 in net proceeds from the merger with FTAC and $2,000,000 in proceeds from the share issuance.

Non-controlling interest

The LLC units contain an exchange right which entitles the FTAC Founder to exchange its LLC Units for, at the option of the LLC, cash or shares of Paysafe Limited (the “Exchange right”). The Exchange Rights became exercisable 12 months subsequent to the Transaction and can be exercised at any time up until the fifth year following the close of the Transaction; at which time the LLC Units would be mandatorily exchangeable into cash or shares at the LLC’s option. The Exchange Right is considered embedded in the LLC Units, which represent an equity host contract, as it cannot be exercised separately from the LLC units. As the Exchange Right can be settled by the Company in its own shares, it is considered clearly and closely related to the LLC Units, and therefore is not considered an embedded derivative to be accounted for separately. The LLC Units are accounted for as permanent equity and presented as non-controlling interest, as they are held by the FTAC Founder and entitle it to participate in tax distributions.

On initial recognition, the non-controlling interest was recorded at the value of the FTAC Class C shares that the LLC received in exchange for the LLC Units it issued to the FTAC Founder. Immediately prior to the Transaction, the FTAC Founder held FTAC warrants that were exchanged for the FTAC Class C shares. As such, the value of the FTAC Class C shares was based on the value of such warrants, which was calculated based on the publicly listed trading price of the Warrants (NYSE: PSFE.WS) at the Transaction date. Subsequently, the non-controlling interest amount varies based on the LLC’s tax distributions attributable to the FTAC Founder.

Warrants

The Warrants represent the right to purchase one share of the Company’s common shares at a price of $11.50 per share. The Warrants became exercisable on August 21, 2021 and will expire on the fifth anniversary of the Transaction, or upon an earlier redemption.

As of June 30, 2022, the Private Warrants, valued at $1,347, were held by a related party.

Share based compensation

Certain employee equity-based awards issued by the Accounting Predecessor included performance conditions that vested upon a qualifying Exit Event (defined as an IPO whereby Blackstone and CVC retain less than 50% of the B ordinary shares they held immediately prior to the IPO through one or multiple transactions, winding-up or completion of a sale), which was not deemed probable in prior periods. These awards vested in connection with the completion of the Transaction, resulting in the full recognition of share-based compensation for the six months ended June 30, 2022 which is included in “Selling, general and administrative” on the unaudited condensed consolidated statements of comprehensive loss.

In addition, these awards were modified in conjunction with the Transaction. Their settlement terms changed such that instead of Topco’s A ordinary shares and B ordinary shares, the awardees received Paysafe Limited common shares as well as Topco’s shares. The modification resulted in a change in the classification of the modified awards, with the Topco shares being accounted for as a liability-classified share-based payment award under ASC 718 as they will be settled in cash. The corresponding liability was measured at fair value at the modification date (i.e. the Transaction date), and subsequently it will be remeasured at fair value at each reporting date, with changes in its value reported as share-based compensation expense. The awards settled in Paysafe Limited common shares continue to be accounted for as equity-based awards.

As of June 30, 2022, the share-based compensation liability associated with these awards was $8,930, which is classified as a current or non-current liability within the unaudited condensed consolidated statements of financial position based on the expected timing of the redemption of shares. There were no redemptions of shares during the six months ended June 30, 2022 and the reduction in the liability was due to foreign exchange. Refer to Note 13 for further information on share-based compensation liabilities.

Repayment of debt

In connection with the Transaction, certain third-party debt was settled in cash in the first quarter of 2021. The Company repaid $416,700 and €204,500 under the USD First Lien Term Loan and EUR First Lien Term Loan, respectively, and fully repaid the second lien term loan facility which consisted of a $250,000 USD Facility (“USD Second Lien Term Loan”) and a €212,459 EUR Facility (“EUR Second Lien Term Loan”). Both debt repayments occurred contemporaneously with the closing of the Transaction. As a result, the Company expensed capitalized debt fees of $21,724, which are included in “Interest expense, net” on the unaudited condensed consolidated statements of comprehensive loss. Refer to Note 7 for further information on debt.

3. Net (loss) / income per share attributable to the Company

The following table sets forth the computation of the Company’s basic and diluted net (loss) / income per share attributable to the Company. The weighted average shares calculation for three and six months ended June 30, 2022 and 2021, reflects the outstanding common shares of Paysafe Ltd from the closing date of the Transaction.

The Company uses the treasury stock method of calculating diluted net loss per share attributable to the Company. For the three months ended June 30, 2022 and the six months ended June 30, 2022 and 2021 we excluded all potentially dilutive restricted stock units, warrants and LLC units in calculating diluted net loss per share attributable to the Company as the effect was antidilutive. For the three months ended June 30, 2021, we included the dilutive effect of the warrants and excluded all potentially dilutive restricted stock units and LLC units in calculating diluted net income / (loss) per share attributable to the Company as the effect was antidilutive.

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Numerator
Net (loss) / income attributable to the Company - basic	$(658,739)	$6,597	$(1,829,922)	$(54,050)
Net loss attributable to the Company - diluted (1)	$(658,739)	$(32,751)	$(1,829,922)	$(54,050)
Denominator
Weighted average shares – basic	725,860,062	723,712,382	724,923,906	723,712,382
Weighted average shares – diluted (2)	725,860,062	728,026,983	724,923,906	723,712,382
Net (loss) / income per share attributable to the Company
Basic	$(0.91)	$0.01	$(2.52)	$(0.07)
Diluted	$(0.91)	$(0.04)	$(2.52)	$(0.07)

(1)
The numerator used in the calculation of diluted net income / (loss) per share attributable to the Company for the three months ended June 30, 2021 has been adjusted to exclude the $39,348 fair value gain on the warrant liabilities.
(2)
The denominator used in the calculation of diluted net income / (loss) per share attributable to the Company for the three months ended June 30, 2021 has been adjusted to include an additional 4,314,601 shares representing the dilutive effect of the warrants.

4. Taxation

We account for income taxes in interim periods pursuant to the provisions of ASC 740, Income Taxes. Under this method, our provision for or benefit from income taxes is computed at an estimated annual effective tax rate and the effects of any discrete income tax items are recognized in the periods in which they occur.

Our effective tax rate, for the three months ended June 30, 2022 and 2021 was 2.5% and 71.1%, respectively. Our effective tax rate, for the six months ended June 30, 2022 and 2021 was 3.2% and 25.0%, respectively. Effective April 1, 2023, the U.K. statutory tax rate is expected to increase from 19% to 25%.

The difference between our effective tax rate and the U.K. statutory rate of 19% for the three and six months ended June 30, 2022 was primarily the result of the non-deductible component of the goodwill impairment charge and changes to our valuation allowance related to our recoverability of deferred tax assets on restricted interest carryforwards. The difference between our effective rate and the U.K. statutory rate of 19% for the three and six months ended June 30, 2021 was primarily the result of non-deductible share based compensation, foreign income taxed at varying rates and items identified as discrete during the period.

5. Goodwill

As a result of our change in segments in the fourth quarter of 2021 (Note 1), our reporting units were revised as of December 31, 2021 and goodwill reallocated using a fair value methodology. The prior periods have been recast to reflect this change. Changes in the carrying amount of goodwill are as follows:

	US Acquiring	Digital Commerce	Total
Balance as of December 31, 2021	$1,525,135	$2,124,902	$3,650,037
Additions during the period (1)	—	284,239	284,239
Purchase price accounting adjustments (2)	—	(2,313)	(2,313)
Impairment	(948,237)	(933,950)	(1,882,187)
Foreign exchange	—	(56,325)	(56,325)
Balance as of June 30, 2022	$576,898	$1,416,553	$1,993,451

	US Acquiring	Digital Commerce	Total
Balance as of December 31, 2020	$1,503,307	$1,978,509	$3,481,816
Additions during the period (3)	21,828	—	21,828
Foreign exchange	—	(20,105)	(20,105)
Balance as of June 30, 2021	$1,525,135	$1,958,404	$3,483,539

(1)
Additions to goodwill within the Digital Commerce segment in the current period relate to the acquisition of SaftPay Inc. (“Safetypay”) (See Note 11).
(2)
Purchase price adjustments relate to changes in estimates of certain assets or liabilities acquired in business combinations that were completed within one year prior to June 30, 2022.
(3)
Additions to goodwill within the US Acquiring segment in the prior year relate to the acquisition of International Card Services ("ICS").

The Company performs its annual goodwill impairment test for all reporting units as of October 1st, or when events and circumstances have occurred that would indicate the carrying amount of goodwill exceeds its fair value. Due to a sustained decline in stock price and market capitalization, reduction in the fair value of debt, as well as current market and macroeconomic conditions, we concluded that an impairment indicator for goodwill was present in both the US Acquiring and Digital Commerce segments as of March 31, 2022 and June 30, 2022.

We performed a goodwill impairment test as of both reporting periods using a weighting of both market and income approaches. The market approach was based on guideline comparable companies and the key assumptions included selected Earnings Before Interest Tax Depreciation and Amortization ("EBITDA") multiples. The income approach was based on a discounted cash flow model and the key assumptions included the discount rate and future cash flows such as long-term growth rates.

Selected multiples were determined based on guideline comparable companies’ and discounted based on business-specific considerations. The cash flow forecast, including long term growth rates, considers past experience and future market expectations. Discount rate assumptions are based on determining a cost of debt and equity and an assessment as to whether there are risks not adjusted for in the future cash flows of the respective reporting unit. Failure to achieve the future cash flows, changes in key assumptions or further decline in the stock price or the fair value of our debt may cause a future impairment of goodwill at the reporting unit level.

Based on the analysis performed, the Company recognized a goodwill impairment for the three months ended June 30, 2022 of $335,234 and $341,222 in the US Acquiring and Digital Commerce segments, respectively. Goodwill impairment recognized for the six months ended June 30, 2022 was $948,237 and $933,950 in the US Acquiring and Digital Commerce segments, respectively.

Accumulated impairment of goodwill as of June 30, 2022 and December 31, 2021 was $1,882,187 and $0. Other than the continued decline in stock price, there have been no other events or changes in circumstances subsequent to the testing date that would indicate further impairment of these reporting units.

6. Intangible assets

The Company’s intangible assets consisted of the following:

	June 30, 2022	December 31, 2021
Brands	$172,191	$176,225
Software development costs	824,721	805,697
Customer relationships	1,894,736	1,692,838
Computer software	37,290	35,257
	2,928,938	2,710,017
Less accumulated amortization on:
Brands	74,807	69,407
Software development costs	413,185	371,555
Customer relationships	542,799	505,732
Computer software	20,399	17,900
	1,051,190	964,594
Less accumulated impairment on:
Brands	8,464	8,464
Software development costs	84,947	84,947
Customer relationships	449,808	449,808
	543,219	543,219
Intangible assets, net	$1,334,529	$1,202,204

Amortization expense on intangible assets for the three months ended June 30, 2022 and 2021, was $67,900 and $68,079, respectively. Amortization expense on intangible assets for the six months ended June 30, 2022 and 2021 was $129,495 and $130,398, respectively.

During the three and six months ended June 30, 2022 we purchased merchant portfolios for a purchase price of $16,047 and $26,411, respectively, inclusive of continent consideration. These were accounted for as asset acquisitions. The remaining increase in gross intangible assets during the three and six months ended June 30, 2022 relates to intangibles recorded upon business acquisitions (See Note 11) and capitalized development costs.

The Company performs an impairment analysis on intangibles assets with finite lives when events and circumstances have occurred that would indicate the carrying amount of intangible assets may not be recoverable. Due to the goodwill impairment recognized during the three months and six months ended June 30, 2022 (see Note 5), we concluded that an impairment indicator for certain asset groups was present within these segments. An impairment analysis was performed for the impacted asset groups as of June 30, 2022 which was based on an undiscounted cash flow model. As a result of the analysis, the assets were concluded to be recoverable and no impairment charge was recorded.

7. Debt

On June 28, 2021, the Company entered into the following debt facilities:

(i) $305,000 senior secured revolving credit facility (the “Revolving Credit Facility”);

(ii) $1,018,000 aggregate principal amount senior secured USD first lien term loan facility (the “Term Loan Facility (USD)”)(comprising the original $628,000 and incremental $390,000 facility entered into on September 28, 2021 as described below);

(iii) €710,000 aggregate principal amount senior secured EUR first lien term loan facility (the “Term Loan Facility (EUR)”) (comprising the original €435,000 and an incremental €275,000 facility entered into on September 28, 2021 as described below); and

(iv) $400,000 aggregate principal amount of USD secured notes and €435,000 aggregate principal amount of EUR secured notes (“Secured Notes”).

The $390,000 senior secured incremental USD term loan facility (“USD Incremental Term Loan”) and the €275,000 senior secured incremental EUR term loan facility (“EUR Incremental Term Loan”) were entered into on September 28, 2021 in connection with the SafetyPay and viaFintech acquisitions, respectively. As of December 31, 2021, the USD Incremental Term Loan and EUR Incremental

Term Loan were fully drawn. As the SafetyPay acquisition had not been completed as of December 31, 2021, the cash drawn was held in escrow and is presented within "Customer accounts and other restricted cash" in the unaudited condensed consolidated statements of financial position.

The Company has made drawdowns and repayments on the Revolving Credit Facility throughout the year. As of June 30, 2022 and December 31, 2021, $36,061 and $28,423, respectively was drawn down on the Revolving Credit Facility.

Line of Credit

The Company has a Line of Credit which is restricted for use in funding settlements in the US Acquiring business and is secured against known transactions. During the second quarter, the line of credit was increased from $50,000 to $75,000 and the maturity date extended to June 2025. As of June 30, 2022 and December 31, 2021, the Company had an outstanding balance of $73,000 and $50,000, respectively.

The key terms of these facilities were as follows:

Facility	Currency	Interest Rate (1)	Facility Maturity Date	Principal Outstanding at June 30, 2022 (Local Currency)	Principal Outstanding at June 30, 2022 (USD)
Term Loan Facility (USD)	USD	USD LIBOR + 2.75% (0.5% floor)	Jun-28	1,008,787	$1,008,787
Term Loan Facility (EUR)	EUR	EURIBOR + 3.00% (0% floor)	Jun-28	701,000	734,801
Secured Loan Notes (EUR)	EUR	3.00%	Jun-29	435,000	455,975
Secured Loan Notes (USD)	USD	4.00%	Jun-29	387,500	387,500
Revolving Credit Facility	USD	BASE + 2.25% (0% floor)	Dec-27	13,000	13,000
Revolving Credit Facility	EUR	BASE + 2.25% (0% floor)	Dec-27	22,000	23,061
Line of Credit	USD	Term SOFR (2) + 2.70%	Jun-25	73,000	73,000
Total Principal Outstanding					$2,696,124

(1)
For facilities which utilize the EURIBOR and LIBOR rates, a rate floor of 0% and 0.5% applies, respectively. For facilities which utilize a BASE rate, the rate is dependent on the currency in which the facility is drawn.
(2)
The Term Secured Overnight Financing Rate ("Term SOFR") is the forward looking term rate based on the SOFR. The Term SOFR is administered by the CME Group Benchmark Association Limited.

During the six months ended June 30, 2022, the Company made principal payments of $14,529 under its Term Loan Facility, inclusive of voluntary prepayments of $9,434. In addition, the Company repurchased $12,500 of Secured Notes, resulting in a gain on repurchase of $2,992 recognized within "Other income, net" within the unaudited condensed consolidated statement of comprehensive income for the three and six months ended June 30, 2022.

During the six months ended June 30, 2021, the Company made principal payments of $3,850. Additionally, the Company made $1,155,743 of debt repayments in connection with the Transaction (See Note 2) and completed a refinancing under which the Company fully repaid the outstanding balances under its former debt facilities, which was accounted for as a debt extinguishment. The Company recorded a loss on extinguishment of debt, including the expense of capitalized debt fees, of $40,538, which is included in “Interest expense, net” on the unaudited condensed consolidated statements of comprehensive loss.

	June 30, 2022	December 31, 2021
Principal Outstanding	$2,696,124	$2,794,108
Deferred Debt Issuance Costs	(38,261)	(38,302)
Amortization of interest expense	9,515	2,562
Total	$2,667,378	$2,758,368
Short-term debt	10,190	10,190
Non-current debt	$2,657,188	$2,748,178

Interest expense for the three months ended June 30, 2022 and 2021 was $28,426 and $62,650 respectively. Interest expense for the six months ended June 30, 2022 and 2021 was $54,382 and $125,019 respectively.

Amortization of deferred debt issuance costs, excluding accelerated debt fees, for the six months ended June 30, 2022 and 2021 were $9,505 and $6,769, respectively. The Company also paid debt issuance costs of $6,261 during the six months ended June 30, 2022, predominantly related to the USD Incremental Term Loan drawn down in connection with the SafetyPay acquisition.

Maturity requirements on debt as of June 30, 2022 by year are as follows:

Remainder 2022	$5,095
2023	10,190
2024	10,190
2025	83,190
2026	10,190
2027	46,251
2028 and thereafter	2,531,018
Total	$2,696,124

Compliance with Covenants

The Company’s facilities as described above contain affirmative, restrictive and incurrence-based covenants, including, among others, financial covenants based on the Company’s leverage and Revolving Credit Facility utilization, as defined in the agreement. The financial covenants under the new facilities require the Company to test its Consolidated First Lien Debt Ratio if the principal amount of the Revolving Credit Facility, less any cash and cash equivalents, at the reporting date exceeds 40% of the total Revolving Credit Facility Commitment. If the Revolving Credit Facility utilization is greater than 40% at the reporting date, there is an additional requirement that the Consolidated First Lien Debt Ratio is not permitted to exceed 7.5 to 1.0. The Consolidated First Lien Debt Ratio is the ratio of (a) consolidated senior secured net debt of the Company and restricted subsidiaries as of the last day of such relevant period to (b) Last Twelve Months (LTM) EBITDA, as defined in the Senior Credit Facility, of the Company and the restricted subsidiaries for the relevant period. The Company was in compliance with its financial covenants at June 30, 2022.

Letters of Credit

As June 30, 2022 and December 31, 2021, the Company had issued approximately $125,356 and $171,392, letters of credit, respectively, for use in the ordinary course of business.

8. Derivative Instruments

During the six months ended June 30, 2022, the Company entered into a derivative financial instrument arrangement to manage its interest rate risk related to its credit facilities, comprised of its Term Loan Facility and Secured Notes. The Company’s derivative instrument consists of interest rate swaps. The interest rate swaps mitigate the exposure to the variable-rate debt by effectively converting the floating-rate payments to fixed-rate payments. The interest rate swaps are measured at fair value and not designated as hedges for accounting purposes; as such, any fair value changes were recorded in “Other income, net” in the unaudited condensed consolidated statement of comprehensive loss.

As of June 30, 2022, the Company’s interest rate swap had a notional amount of $389,309 and fair value of $8,788 which was recorded as a “Derivative financial asset” in the unaudited condensed consolidated statements of financial position. The Company recognized a fair value gain (loss) for the three and six months ended June 30, 2022 of $8,788, in respect of its interest rate contracts. The interest rate swap matures on March 31, 2026.

During the three and six months ended June 30, 2021, the Company recognized a fair value gain of $1,925 and $9,005, respectively, in respect of interest rate contracts on its previous debt facilities. The interest rate contracts related to the previous debt facilities were cancelled as of December 31, 2021. For further information regarding the fair value of the derivative instruments see discussion in Note 13.

9. Allowance for credit losses

The Company has exposure to credit losses for financial assets including customer accounts and other restricted cash, settlement receivables, accounts receivable, and financial guarantee contracts to the extent that a chargeback claim is made against the Company directly or to the Company’s merchants on card purchases.

The following table summarizes the expected credit allowance activity for customer accounts and other restricted cash; settlement receivables, net; accounts receivable, net; and financial guarantee contracts and other, for the six months ended June 30, 2022.

	Customer accounts and other restricted cash	Accounts receivable, net	Settlement receivables, net	Financial guarantee contracts and other	Total allowance for current expected credit losses
Balance at December 31, 2021	673	8,642	4,049	6,927	20,291
Credit loss expense	(42)	11,442	2,575	899	14,874
Write-Offs	-	(8,170)	(2,927)	(239)	(11,336)
Other (1)	(36)	238	(309)	(335)	(442)
Balance at June 30, 2022	595	12,152	3,388	7,252	23,387

(1)
Other mainly relates to the impact of foreign exchange.

Credit loss expense for the three months ended June 30, 2022 and 2021 was $8,986 and $3,616, respectively, and for the six months ended June 30, 2022 and 2021 was $14,874 and $9,600, respectively. The increase in credit loss expense and write offs in the current period is a result of higher volumes in US Acquiring which results in higher chargebacks.

10. Contingent and deferred consideration payable

Contingent and deferred consideration payable is comprised of the following balances:

Balance at December 31, 2021	$30,815
Payments made during the period	(14,165)
Additions in the period	2,428
Loss on revaluation	7,889
Other	(1,826)
Balance at June 30, 2022	$25,141
Current	$12,454
Non-current	$12,687

During the six months ended June 30, 2022:

•
The Company paid $14,165 of the contingent consideration payable, primarily related to prior period business combinations. The remaining estimated amount of contingent consideration recorded for these business combinations represents the maximum amount of possible payments.
•
The Company recorded a $7,889 loss on contingent consideration payable related to a previous acquisition in which the terms of the agreement were modified during the current quarter.

The contingent and deferred consideration of $25,141 is classified as a liability on the unaudited condensed consolidated statement of financial position, of which $12,687 is non-current. This contingent and deferred consideration arose as part of the consideration of merchant buyouts, as well as prior year acquisitions, and is payable in cash subject to the future financial performance of the acquisitions.

11. Business Combinations

During the six months ended June 30, 2022, the Company completed the acquisition of SafetyPay with the goal of furthering the expansion of alternative payment methods and direct bank integration in the Latin America market, as well as creating additional revenue opportunities for both of our segments. This acquisition was accounted for as a business combination and the operating results have been included in the Company’s unaudited condensed consolidated financial statements since the date of the acquisition.

The following table summarizes the purchase price and fair value of the assets and liabilities acquired on acquisition. As of the date of the issuance of these financials, the determination of the final purchase price allocation to specific assets acquired and liabilities assumed is based on provisional amounts. The estimate of the purchase price allocations may change in future periods as the fair value estimates of assets and liabilities (including, but not limited to, goodwill, and intangibles) and the valuation of the related tax assets and liabilities are finalized.

Cash consideration	$449,790
Total purchase price	$449,790
Cash and cash equivalents	25,068
Trade and other receivables (1)	1,895
Deferred tax assets	12
Property, plant and equipment	371
Intangible assets (2)	223,300
Other assets - non-current	926
Trade and other payables	(20,539)
Deferred tax liability	(65,482)
Net assets acquired	$165,551
Goodwill (3)	$284,239

(1)
Gross contractual amounts receivable are equal to their book value where appropriate.
(2)
Intangible assets are primarily comprised of customer relationships, brands, and computer software.
(3)
Goodwill was primarily attributed to the expected synergies between the acquired business and the Company, the value of the employee workforce, and new customer acquisitions that do not qualify for separate recognition at the time of acquisition. The goodwill is not deductible for income tax purposes.

The revenues and net loss of the acquired business are included in the unaudited condensed consolidated statements of comprehensive gain / (loss) from the date of acquisition. The revenues and net loss of the acquired business, inclusive of interest expense on associated debt, was $8,879 and $4,658, respectively during the three months ended June 30, 2022 and $14,166 and $8,312, respectively. during the six months ended June 30, 2022.

The unaudited pro forma consolidated revenues and net / (loss) for the Company for the three and six months ended June 30, 2022 and 2021 were as follow, had this acquisition occurred on January 1, 2021. These pro forma results are presented for informational purposes only and are not indicative of future operations or results that would have been achieved had the acquisitions been completed as of January 1, 2021.

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenue	$378,913	$392,100	$749,215	$775,627
Net (loss) / income (1)	(658,739)	1,160	(1,823,250)	(75,688)

(1)
The pro forma net gain / (loss) for three and six months ended June 30, 2022 was adjusted to exclude acquisition cost and include additional amortization and interest expense that would have been incurred assuming the intangible assets and associated debt had been recorded as of January 1, 2021. The pro forma net gain / (loss) for the three and six months ended June 30, 2021 was adjusted to include the acquisition-related costs and additional amortization and interest expense that would have been incurred assuming the intangible assets and debt had been recorded as of January 1, 2021.

The Company incurred acquisition-related costs associated with this acquisition of $13,863, of which $0 and $9,319 were included in "Restructuring and Other Costs" in the unaudited condensed consolidated statement of comprehensive gain / (loss) during the three and six months ended June 30, 2022, respectively.

12. Share-based Compensation

The Company operates two share-based employee compensation plans: the 2018 Pi Jersey Topco Limited Plan (2018 Plan) for which a majority of the shares vested upon completion of the Transaction (See Note 2) and the 2021 Omnibus Incentive Plan (2021 Plan) under which 126,969,054 shares were originally authorized for award. The 2021 Plan serves as the successor to the 2018 Plan. The 2021 plan became effective as of March 30, 2021 upon closing of the Transaction. Outstanding awards under the 2018 Plan continue to be subject to the terms and conditions of the 2018 Plan. Since March 2, 2021, no additional awards have been granted nor are expected to be granted in the future under the 2018 Plan. During the six months ended June 30, 2022, all remaining nonvested shares under the 2018 Plan vested.

Share based compensation expense recognized during the three months ended June 30, 2022 and 2021 under both plans was $17,736 and $3,276. Share based compensation expense recognized during the six months ended June 30, 2022 and 2021 under both plans was $31,706 and $84,117 (see Note 2). As of June 30, 2022 and December 31, 2021, unrecognized stock-based compensation expense under both plans was $106,424 and $70,234, respectively.

Restricted stock units

Under the 2021 Plan, restricted stock units (“RSUs”) that have a service condition only, generally vest ratably over three years. Performance restricted stock units (“PRSUs”) generally vest at the end of one- to three-years. The number of PRSUs that vest is variable depending upon the probability of achievement of certain internal performance targets and may vest between 0% and 200% of the target share amount. We did not record compensation expense for certain PRSUs during the three and six months ended June 30, 2022 as the performance criteria for such awards were not expected to be achieved and the ultimate vesting of the awards was not probable as of such date.

Certain PRSUs were granted during the three and six months ended June 30, 2022 which are liability-classified share-based payment awards under ASC 718 as the value of the award is fixed and will be settled in a variable number of shares. At June 30, 2022, the share-based compensation liability associated with these awards was $3,380, which is classified as a current liability within the unaudited condensed consolidated statements of financial position based on the expected timing of the vesting of shares.

The following table summarizes restricted stock unit activity during the six months ended June 30, 2022:

	Restricted Stock Units	Weighted average grant date fair value
Nonvested as of December 31, 2021	13,314,436		$8.25
Granted (1)	26,723,808		$3.36
Vested (2)	(5,495,483)		$5.98
Forfeited	(2,599,699)		$5.09
Performance adjustments (3)	(533,859)	$	n/a
Nonvested as of June 30, 2022	31,409,203		$4.46

(1)
Represents RSUs and PRSUs based on performance target achievement of 100%.
(2)
Represents the number of shares vested and distributed during the period. The total grant date fair value of units vested was $32,847.
(3)
Represents the adjustment to the number of PRSUs distributed based on actual performance compared to target.

Certain restricted stock units granted during the period have been recognized as liability-classified awards as they will be settled in a variable number of shares based on a fixed monetary amount.

Stock options

During the three and six months ended June 30, 2022, 2,000,000 stock options were granted under the 2021 Plan. The exercise price of each option is based on either one or two times the fair market value of the Company’s stock at the date of grant and the weighted average exercise price of options granted during the period was $4.37. The options have a contractual ten-year life and vest annually in equal increments over three years. The fair value of options is determined using a Black-Scholes model and compensation expense is recognized on a straight-line basis over the vesting period.

The intrinsic value is the amount by which the fair value of the underlying share exceeds the exercise price of the stock option. As of June 30, 2022, the share price of the Company was less than the exercise price for all outstanding stock options. Therefore, the intrinsic value for stock options outstanding and exercisable were both zero. No stock options were exercised during the six months ended June 30, 2022.

Preference Shares

We have authorized 2,000,000,000 shares in the Company that have not yet been issued, the rights and restrictions attached to which are not defined by the Company bylaws. Pursuant to the Company bylaws, preference shares may be issued by the Company from time to time, and the Company Board is authorized (without any requirement for further shareholder action) to determine the rights, preferences, powers, qualifications, limitations and restrictions attached to those shares.

13. Fair Value Measurements

The Company uses the hierarchy prescribed in ASC 820, Fair Value Measurements, for fair value measurements, based on the available inputs to the valuation and the degree to which they are observable or not observable in the market.

The three levels of the hierarchy are as follows:

•
Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date,
•
Level 2 Inputs—Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability if it has a specified or contractual term, and
•
Level 3 Inputs—Unobservable inputs for the asset or liability used to measure fair value allowing for inputs reflecting the Company’s assumptions about what other market participants would use in pricing the asset or liability, including assumptions about risk.

The fair value hierarchy of financial instruments measured at fair value as of June 30, 2022 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Derivative financial asset		8,788
	$-	8,788	$—
Financial liabilities measured at fair value:
Contingent consideration payable	-	-	25,141
Warrant liabilities (2)	13,174	1,347	-
Liability for share-based compensation	-	-	12,310
	$13,174	$1,347	$37,451

The fair value hierarchy of financial instruments measured at fair value as of December 31, 2021 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Contingent consideration receivable (1)	$—	$—	$2,842
	$—	$—	$2,842
Financial liabilities measured at fair value:
Contingent consideration payable	-	-	29,689
Warrant liabilities (2)	32,275	3,300	-
Liability for share-based compensation	-	-	10,024
	$32,275	$3,300	$39,713

(1)
The contingent consideration receivable balance related to a receivable recorded upon the disposal of a subsidiary in the prior year. During the three and six months ended June 30, 2022 , the receivable was settled for $2,621 with the remainder relating to foreign exchange.
(2)
Level 2 warrant liabilities represent the fair value of private warrants which is estimated using the price of the Company's public warrants.

There were no transfers between levels during the three and six months ended June 30, 2022 and 2021. A reconciliation of the movements in level 3 financial instruments in the period are described in Note 2 and 10.

The valuation techniques and significant unobservable inputs used in determining the fair value measurement of Level 3 financial instruments is set out in the table below. Other than this input, a reasonably possible change in one or more of the unobservable inputs listed below would not materially change the fair value of financial instruments listed below.

Financial instrument	Valuation technique used	Significant unobservable inputs
Contingent consideration payable	Discounted cashflow	Discount rate of 7.1%
Liability for share-based compensation	Market and income approach	Discount rate of 16.5%

The Company considers that the carrying value of cash and cash equivalents, customer accounts and other restricted cash, accounts receivable, settlement receivables, related party receivables, accounts payable and accrued expenses, liabilities to customers and merchants and related party payables approximate fair value given the short-term nature of these items. At June 30, 2022, the fair value of debt was $2,311,679 based on observable trading data related to the Company’s debt securities (Level 2 measurement).

14. Commitments, Contingencies and Guarantees

Litigation provision

Through the normal course of the Company’s business, the Company is subject to a number of litigation proceedings both brought against and brought by the Company. The Company maintains liabilities for losses from legal actions that are recorded when they are determined to be both probable in their occurrence and can be reasonably estimated. On this basis, we have recognized a provision of $8,550 as of June 30, 2022 and December 31, 2021, related to certain litigation proceedings. This amount is presented within “Accounts payable and other liabilities” in the Company’s unaudited condensed consolidated statements of financial position.

On December 10, 2021, a class action complaint, Lisa Wiley v Paysafe Limited was filed, naming among others the Company, our former Chief Executive Officer, and our Chief Financial Officer, as defendants. The complaint asserts claims, purportedly brought on behalf of a class of shareholders, under Sections 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder, and alleges that the Company and individual defendants made false and misleading statements to the market. In addition, the complaint asserts claims against the individual defendants, under Sections 20(a) of the Exchange Act, alleging that the individual defendants misled the public. On January 21, 2022, a related complaint was brought in the Southern District of New York, which named an additional defendant. In May 2022, the securities cases were consolidated.

The complaints seek unspecified damages and an award of costs and expenses, including reasonable attorneys’ fees, on behalf of a purported class of purchasers of our ordinary shares between December 7, 2020, and November 10, 2021. The Company intends to vigorously defend against the foregoing complaints. At this time, the Company is unable to estimate the potential loss or range of loss, if any, associated with these lawsuits, which could be material.

In November 2020, we discovered that we were the target of a cyber security incident that involved an outside actor attempting to exploit a potential vulnerability residing in a web application used by part of our U.S. business. As a result of our investigation, we identified evidence of suspicious activity in the web application that potentially impacted approximately 100,000 merchants and agents.

The Company vigorously defends its position on all open cases, including any litigation that arises as a result of the cyber security incident that occurred in November 2020. While the Company considers a material outflow for any one individual case, unlikely, it is noted that there is uncertainty over the final timing and amount of any potential settlements. Management believes the disposition of all claims currently pending, including potential losses from claims that may exceed the liabilities recorded, and claims for loss contingencies that are considered reasonably possible to occur, will not have a material effect, either individually or in the aggregate, on the Company's unaudited condensed consolidated financial condition, results of operations or liquidity.

Financial guarantee contracts

Through services offered in our US Acquiring segment, the Company is exposed to potential losses from merchant-related chargebacks. A chargeback occurs when a dispute between a cardholder and a merchant, including a claim for non-delivery of the product or service by the merchant, is not resolved in favor of the merchant and the transaction is charged back to the merchant resulting in a refund of the purchase price to the cardholder. If the Company is unable to collect this chargeback amount from the merchant due to closure, bankruptcy or other reasons, the Company bears the loss for the refund paid to the cardholder. The risk of chargebacks is typically greater for those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment. The Company has recorded an allowance for current expected credit losses on financial guarantees as of June 30, 2022 and June 30, 2021 (See Note 9).

15. Other income, net

A summary of Other income, net is as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Gain on foreign exchange	$34,957	$2,986	$36,624	$3,182
Gain / (loss) on contingent consideration	(1,068)	6,017	(7,889)	11,462
Fair value gain on derivative instruments (1)	8,788	1,925	8,788	9,005
Fair value gain on warrant liabilities (2)	13,772	39,348	21,054	64,142
Interest expense, net, on related party balances	—	—	—	(121)
Other (expense) / income, net (3)	(294)	(3,718)	1,056	(8,587)
Other income, net	$56,155	$46,558	$59,633	$79,083

(1)
During the three and six months ended June 30, 2022, the Company entered into a new derivate financial instrument arrangement to mitigate interest risk on its variable-rate debt. The fair value gain on derivative instruments in the prior period related to derivative financial instruments associated with the Company's former credit facilities which were cancelled as of December 31, 2021 (See Note 8).
(2)
This fair value gain relates to the remeasurement of the warrant liabilities from the closing date of the prior year Transaction to the balance sheet date (See Note 2).
(3)
Other (expense) / income, net mainly relates to the gain on repurchase of Secured Notes (See Note 7) and the loss on related party receivables (See Note 17).

16. Operating segments

Operating segments are defined as components of an enterprise that engage in business activities and for which discrete financial information is available that is evaluated on a regular basis by the Chief Operating Decision Maker (“CODM”) to make decisions about how to allocate resources and assess performance. As discussed in Note 1, in the fourth quarter of 2021, we revised our reportable segments as a result of a change in our CODM and how our CODM regularly reviews financial information to allocate resources and assess performance. Our CODM is defined as our Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), Chief Operating Officer (“COO”), Chief Information Officer (“CIO”), and Chief Human Resource Officer (“CHRO”). Our operating segments, which align with our reportable segments, are: US Acquiring, which focuses on card not present and card present solutions for small to medium size business merchants; Digital Commerce, which provides wallet based online payment solutions through our Skrill and NETELLER brands; and also enables consumers to use cash to facilitate online purchases through paysafecard prepaid vouchers under the Paysafecard and Paysafecash brands. These two operating segments, which are also reportable segments, as they have not been aggregated, are based on how the Company is organized, reflecting the difference in nature of the products and services they each sell. Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment. Shared costs are allocated to each segment and Corporate primarily based on applicable drivers including headcount, revenue and Adjusted EBITDA. The prior year segment information has been recast to reflect this change.

The CODM evaluates performance and allocate resources based on Adjusted EBITDA of each operating segment. Adjusted EBITDA of each operating segment includes the revenues of the segment less ordinary operating expenses that are directly related to those revenues and an allocation of shared costs. Corporate overhead costs and Corporate’s allocation of shared costs are included in Corporate in the following table. Corporate overhead costs are costs consumed in the execution of corporate activities that are not directly factored into the production of any service provided by the Company’s segments.

The CODM does not receive segment asset data to evaluate performance or allocate resources and therefore such information is not presented.

The information below summarizes revenue and Adjusted EBITDA by segment for the three months ended June 30, 2022:

	US Acquiring	Digital Commerce	Corporate (1)	Total
Revenue	$187,150	$191,763	$—	$378,913
Adjusted EBITDA	$53,036	$71,722	$(21,805)	$102,953

The information below summarizes revenue and Adjusted EBITDA by segment for the three months ended June 30, 2021:

	US Acquiring	Digital Commerce	Corporate (1)	Total
Revenue	$164,642	$219,701	$—	$384,343
Adjusted EBITDA	$40,660	$95,064	$(16,920)	$118,804

The information below summarizes revenue and Adjusted EBITDA by segment for the six months ended June 30, 2022:

	US Acquiring	Digital Commerce	Corporate (1)	Total
Revenue	$356,294	$390,287	$—	$746,581
Adjusted EBITDA	$100,278	$147,517	$(40,875)	$206,920

The information below summarizes revenue and Adjusted EBITDA by segment for the six months ended June 30, 2021:

	US Acquiring	Digital Commerce	Corporate (1)	Total
Revenue	$317,983	$443,784	$—	$761,767
Adjusted EBITDA	$79,917	$186,578	$(34,461)	$232,034

(1)
Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

A reconciliation of total segments Adjusted EBITDA to the Company’s (loss) / income before taxes is as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
Segments Adjusted EBITDA	$124,758	$135,724	$247,795	$266,495
Corporate costs	(21,805)	(16,920)	(40,875)	(34,461)
Depreciation and amortization	(69,585)	(70,114)	(133,008)	(135,576)
Share-based compensation	(17,736)	(3,276)	(31,706)	(84,117)
Restructuring and other costs	(41,602)	(4,518)	(54,193)	(7,488)
Impairment expense on goodwill and intangible assets	(676,456)	(1,357)	(1,882,187)	(1,935)
Other income, net	56,155	46,558	59,633	79,083
(Gain) / loss on disposal of subsidiary and other assets, net	(660)	28	(660)	28
Interest expense, net	(28,426)	(62,650)	(54,382)	(125,019)
(Loss) / income before taxes	$(675,357)	$23,475	$(1,889,583)	$(42,990)

The disaggregated revenue by business line, which aligns with our reporting units, is as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
US Acquiring	$187,150	$164,643	$356,294	$317,983
eCash (1)	95,717	103,877	196,829	216,793
Digital Wallet (1)	78,818	97,269	161,005	192,193
Integrated & Ecommerce Solutions (IES) (1)	25,620	26,587	48,821	50,149
Intracompany (1)	(8,392)	(8,033)	(16,368)	(15,351)
Revenue	378,913	384,343	746,581	761,767

(1)
These business lines are part of the Digital Commerce segment.

Geographic Information

Revenue by major geographic region is based upon the geographic location of the customers who receive the Company's services. Interest revenue of $530 and $481 for the three months ended June 30, 2022 and 2021 and $672 and $987 for the six months ended June 30, 2022 and 2021 are not included within the table below as it is not practicable to apportion its geographical source. The Company had no single customer contributing 10% or more of the Company’s revenue during the three months ended June 30, 2022 and 2021.

The information below summarizes revenue by geographic area for the three months ended June 30, 2022 and 2021.

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
United Kingdom	$4,194	$13,475	$13,437	$27,203
United States of America	182,715	174,857	366,029	334,680
Germany	26,485	34,904	52,577	71,683
All other countries (1)	164,989	160,626	313,866	327,214
Revenue from external customers	$378,383	$383,862	$745,909	$760,780

(1)
No single country included in the “All other countries” category generated more than 10% of total revenue.

The information below summarizes long-lived assets, net by geographic area:

	June 30, 2022	December 31, 2021
United Kingdom	$1,166	$5,068
Canada	5,480	6,455
United States of America	9,977	11,416
Bulgaria	8,726	11,442
Austria	7,639	8,682
All other countries (1)	4,248	4,962
Total long-lived assets, net	$37,236	$48,025

(1)
No single country included in the “All other countries” category comprised more than 10% of total long-lived assets.

17. Related party transactions

The Company has provided and purchased services to and from various affiliates of certain directors or entities under common control. The dollar amounts related to these related party activities are not significant to our unaudited condensed consolidated financial statements. Intercompany balances and transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Balances and transactions with related parties

The Company entered the following transactions with related parties.

Transactions with Topco

The amounts owed from Topco arose from the disposal of PMSL, a previous subsidiary of Paysafe Group Limited. Before the Transaction, the contingent consideration payments from the disposal of PMSL were made by the buyer to Topco and Topco was obligated to transfer the consideration received to Legacy Paysafe, resulting in a receivable from Topco. In connection with the Transaction, Legacy Paysafe transferred the contingent consideration receivable to PGHL and as a result, Topco’s obligation is now with PGHL.

The remaining receivable relates to payments made by the buyer to Topco that had not been transferred to the Company. As of June 30, 2022 and December 31, 2021, the amount owed from Topco to the Company which are related to the disposal of PMSL was $3,966 and 4,408, respectively.

Transactions with PGHL

In connection with the Transaction, the Company fully settled a shareholder term loan agreement with PGHL. As part of the settlement, contingent consideration receivable was transferred to PGHL and an amount of $26,000 was settled through additional contributions from PGHL into Skrill USA, which were funded by Legacy Paysafe and is presented as “Contributions from non-controlling interest holders” in the unaudited condensed consolidated statement of shareholders’ equity for the six months ended June 30, 2021.

The remaining loan balance was released by PGHL as consideration for the issuance of ordinary shares by Legacy Paysafe, which is presented as “Capital injection in Legacy Paysafe” in the unaudited condensed consolidated statement of shareholders’ equity for the six months ended June 30, 2021.

The Company had a receivable from PGHL which was interest free and repayable on demand. During the three months end June 30, 2022, the company waived the right to the receivable, resulting in a loss which was recognized in "Other income, net." As of June 30, 2022 and December 31, 2021 this receivable balance was $0 and $2,069, respectively.

The amounts outstanding in prior periods are unsecured and no guarantees have been given or received. No allowances have been made for credit losses on debts in respect of the amounts owed by related parties. Interest expense, net, on related party transactions was $0 and $121 for the six months ended June 30, 2022 and 2021. These balances are reported within “Other (expense) / Income, net”. Refer to Note 2 for related party transaction related to the Warrant liabilities.

18. Subsequent events

Following an internal review of the disclosures in our terms and conditions of foreign exchange rates in our Digital Commerce business for the period January 2018 to August 2022, and pursuant to discussions with our regulator that were initiated by us and concluded in September 2022, we agreed to provide payments to certain customers. As a result, we have recorded a provision of $33,603 related to this matter as of June 30, 2022. The Company does not expect any additional liability or impact to our ongoing operating results in relation to this matter.

In addition, subsequent to June 30, 2022, the Company repurchased $28,618 of Secured Notes for $21,794 and purchased $21,336 of merchant portfolios.

PAYSAFE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Paysafe Unaudited Condensed Consolidated Financial Statements included elsewhere in this Form 6-K.

In addition to historical information, the following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause such differences are discussed in “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” included in our report filed on Form 20-F on March 28, 2022 (the “2021 Annual Report”).

Any reference to “we,” “us,” “Paysafe,” the “Company,” “management” and “our” as used herein refer to Pi Jersey Holdco 1.5 Limited and its subsidiaries prior to the consummation of the Transaction and Paysafe Limited subsequent to the consummation of the Transaction. Amounts preceded with a dollar sign are denominated in U.S. dollars in thousands, unless otherwise noted.

Our Company

Paysafe is a leading, global pioneer in digital commerce with over $33 billion and $65 billion in volume processed during the three and six months ended June 30, 2022 and $32 billion and $60 billion processed during three and six months ended June 30, 2021. Paysafe generated $378,913 and $384,343 in revenue for the three months ended June 30, 2022 and 2021, and $746,581 and $761,767 in revenue for the six months ended June 30, 2022 and 2021, respectively. Our specialized, integrated payments platform offers the full spectrum of payment solutions ranging from credit and debit card processing to digital wallet, eCash and real-time banking solutions. The combination of this breadth of solutions, our sophisticated risk management and our deep regulatory expertise and deep industry knowledge across specialized verticals enables us to empower millions of active users in more than 120 countries to conduct secure and friction-less commerce across online, mobile, in-app and in-store channels. We also provide digital commerce solutions for specialized industry verticals, including iGaming (which encompasses a broad selection of online betting related to sports, e-sports, fantasy sports, poker and other casino games), gaming, digital goods, cryptocurrencies, travel and financial services, as well as US Acquiring solutions for SMBs and direct marketing clients.

We go to market, serve and support our clients through an omni-channel model that leverages our global reach and our B2B and B2C relationships. This enables us to manage and serve our clients through our network of offices around the world with strong knowledge of local and regional markets, customs and regulatory environments. We sell our solutions through a combination of direct and indirect sales strategies. We have a direct sales force who builds and develops relationships with larger merchants and help them configure or develop digital and point-of-sale commerce solutions from our suite technology services. We sell our solutions online to smaller merchants using targeted marketing campaigns designed to address specific use cases across verticals, geographies and user profiles. We also leverage a network of partners, such as ISVs and independent sales organizations (“ISOs”), who integrate our solutions into their own services or resell our solutions by utilizing their own sales initiatives.

We operate across two business segments, which provide our digital commerce solutions to different end markets: our US Acquiring Segment and our Digital Commerce Segment. In the fourth quarter of 2021, we revised our reportable segments. The prior-year information has been restated to reflect this change. Refer to Note 1, Basis of Presentation and Summary of Significant Accounting Policies, within the financial statements elsewhere in this Report for further information.

US Acquiring: US Acquiring is marketed under the Paysafe and Petroleum Card Services brands. These solutions include a full range of PCI-compliant payment acceptance and transaction processing solutions for merchants and integrated service providers including merchant acquiring, transaction processing, gateway solutions, fraud and risk management tools, data and analytics, point of sale systems and merchant financing solutions, as well as comprehensive support services that we provide to our independent distribution partners.

Digital Commerce: Our Digital Commerce is marketed under multiple brand names including the NETELLER, Skrill, Paysafecard, Paysafecash, as well as a proprietary pay-by-bank solution marketed in Europe under the Rapid Transfer brand. Skrill and NETELLER remove friction from complex commerce situations and dramatically simplify the complexity of traditional payment mechanisms, such as card-based payments, enabling our active users to send, spend, store and accept funds online more easily. The Paysafecard and Paysafecash brands provide consumers with a safe and easy way to purchase goods and services online without the need for a bank account or credit card and allow merchants to expand their target market to include consumers who prefer to pay with cash.

Trends and Factors Affecting Our Future Performance

Significant trends and factors that we believe may affect our future performance include the items noted below. For a further discussion of trends, uncertainties and other factors that could affect our operating results see the section entitled “Information on the Company – Business Overview” and “Risk Factors” included in our 2021 Annual Report.

Global and regional economic conditions

Our operations and performance depend significantly on global and regional economic conditions. Uncertainty about global and regional economic events and conditions may impact our ability to conduct business in certain areas and may result in consumers and businesses postponing or lowering spending. This includes the impact of acts of war and terrorism, such as the military hostilities commenced in Ukraine during the first quarter of 2021. Operations within Russia and Ukraine represented approximately 1% of our revenues in the prior year and were predominantly within the Digital Commerce segment.

Foreign currency impact

Our revenues and expenses are subject to changes in foreign currencies against the U.S. dollar which can impact our results of operations. It is difficult to predict the fluctuations of foreign currency exchange rates and how those fluctuations will impact our unaudited condensed consolidated statements of comprehensive gain / (loss) in the future. As a result of the relative size of our international operations, these fluctuations may be material. During the three and six months ended June 30, 2022, our Digital Commerce segment was impacted by unfavorable foreign exchange. On a net basis, foreign exchange gains on external debt offset operational foreign exchange losses.

Fair value gain / (loss) on warrant liabilities

The Company’s warrants represent the right to purchase one share of the Company’s common shares at a price of $11.50 per share. The warrants were initially recorded as a liability at fair value on the closing date of the Transaction (March 30, 2021) based on the public warrants listed trading price (NYSE: PSFE.WS) and are subsequently remeasured at the balance sheet date with the changes in fair value recognized within “Other income / expense, net” within the unaudited condensed consolidated statement of comprehensive loss. It is difficult to predict the fluctuations in public share price and how those fluctuations will impact our unaudited condensed consolidated statement of comprehensive gain / (loss) in the future. As a result of the number of warrants held, subsequent changes in fair value may result in a material gain or loss that is recognized in the unaudited condensed consolidated statement of comprehensive gain / (loss).

Public company costs

As a result of the Transaction, we have continued to incur additional costs associated with operating as a public company. These costs include additional personnel, legal, consulting, regulatory, insurance, accounting, investor relations and other expenses that we did not incur as a private company. While at the time of this filing we qualify as a foreign private issuer under the Exchange Act, this status is subject to change pending our ability to qualify in the future which could result in additional costs. The Sarbanes-Oxley Act, as well as rules adopted by the SEC and national securities exchanges, requires public companies to implement specified corporate governance practices that have not been applicable to us previously. More specifically, our second annual report will include an attestation report of our registered public accounting firm, due to a transition period established by rules of the SEC for newly public companies. These additional rules and regulations will increase our legal, regulatory and financial compliance costs and will make some activities more time-consuming and costly.

Impact of COVID-19

The COVID-19 pandemic has disrupted the economy and put unprecedented strains on governments, health care systems, businesses and individuals around the world. The impact and duration of the COVID-19 pandemic continues to be difficult to assess or predict. The pandemic has caused, and could result in further, significant disruption of global financial markets and economic uncertainty. The pandemic has resulted in authorities implementing numerous measures to try to contain the COVID-19 pandemic, such as travel bans and restrictions, quarantines, shelter in place or total lock-down orders, and business limitations and shutdowns. Such measures have significantly contributed to negatively impacted consumer and business spending.

While the current macroeconomic environment as a result of the COVID-19 outbreak has adversely impacted general consumer and merchant spending with a more pronounced impact on travel and events verticals, the spread of COVID-19 has also accelerated the shift from in-store shopping and traditional in-store payment methods (e.g., credit cards, debit cards, cash) towards e-commerce and digital payments and resulted in increased customer demand for safer payment and delivery solutions (e.g. contactless payment methods, buy online and pick up in store) and a significant increase in online spending in certain verticals that have historically had a strong in-store presence.

The extent and continued impact of the COVID-19 pandemic on our business will depend on certain developments, including: the duration and spread of the outbreak; government responses to the pandemic; the impact on our customers and our sales cycles; the impact on customer, industry or employee events; and the effect on our partners, merchants and their customers, third-party service providers, customers and supply chains, all of which are uncertain and cannot be predicted.

As a result of the COVID-19 pandemic, we experienced slowed growth or decline in new demand for our products and services and lower demand from our existing merchants, which contributed, in part, to intangible impairments and an increase in expected credit losses in the prior year. The Company continues to revise and update the carrying values of its assets or liabilities based on estimates, judgments and circumstances of which it is aware. While the COVID-19 pandemic continues to have ongoing global effects, for the three and six months ended June 30, 2022, there have been no material impacts on our estimates, but facts and circumstances could change and impact our estimates and affect our results of operations in future periods.

Recent Company Initiatives and Events

Recent events

On August 30, 2022, Paysafe announced that Alex Gersh was appointed as CFO. He joined the Company on October 3, 2022, succeeding Ismail Dawood, who is stepping down as CFO.

On April 7, 2022, Paysafe announced that Bruce Lowthers was appointed as CEO and a Director on the Paysafe Board of Directors. He joined the Company on May 1, 2022, succeeding Philip McHugh, who stepped down as CEO and as a member of the Board.

Recent acquisitions

The Company has recently completed the following acquisitions. These acquisitions were accounted for as business combinations and the operating results have been included in the Company’s unaudited condensed consolidated financial statements since the date of the acquisition. These acquisition were not considered material business combination individually, but were considered material in the aggregate.

•
In January 2022, the Company completed the acquisition of SaftPay Inc. (“SafetyPay”) with the goal of furthering the expansion of alternative payment methods and direct bank integration in the Latin America market, as well as creating additional revenue opportunities for both of our segments.
•
In November 2021, the Company completed the acquisition of ViaFintech with the goal of furthering the expansion of alternative payment methods in the German market, as well as creating additional revenue opportunities for the Digital Commerce segment. The consideration transferred included cash and additional contingent consideration to be paid in future periods based on the achievement of earnings targets.
•
In August 2021, the Company completed the acquisition of Orbis Ventures S.A.C. (“PagoEfectivo”) with the goal of furthering the expansion of alternative payment methods in Latin America as well as creating additional revenue opportunities for the Digital Commerce segment. The consideration transferred included cash and deferred consideration.

Refer to Note 11, Business Combinations, within the financial statements elsewhere in this Report for further information.

Key Performance Indicators

We regularly monitor the following key performance indicators to evaluate our business and trends, measure our performance, prepare financial projections and make strategic decisions. We believe that these key performance indicators are useful in understanding the underlying trends in the Company’s businesses.

There are limitations inherent in key performance indicators. Investors should consider any key performance indicator together with the presentation of our results of operations and financial condition under GAAP, rather than as an alternative to GAAP financial measures. These measures may not be comparable to other performance measures used by the Company’s competitors.

Volume and Take Rate

Gross dollar volume is calculated as the dollar value of payment transactions processed by the Company. To reflect the distinct nature of our products across each segment, this includes, but is not limited to, the following:

•
For US Acquiring: Credit card and debit card transactions
•
For Digital Commerce: Deposits, withdrawals, transfers to merchants from consumers, transfers from merchants to consumers, wallet-to-wallet transfers, pre-paid Mastercard, and vouchers redeemed at merchants transactions

Volume (also known as gross dollar volume) is a meaningful indicator of our business and financial performance, as we typically generate revenue across our solutions based on per transaction fees that are calculated as a percentage of transaction dollar volume. In addition, volume provides a measure of the level of payment traffic we are handling for our consumers and merchants. Many marketing initiatives are focused on driving more volume, either through encouraging greater adoption of our payment products or increasing activity through existing merchants or consumers.

Take rate is calculated as operating segment revenue divided by gross dollar volume. Take-rate is a meaningful indicator of our business and financial performance as it describes the percentage of revenue collected by Paysafe on the volume of transactions processed. This is used by management as an indication of pricing or product mix trends over time rather than absolute pricing within each segment, due to the mix of product types and pricing agreements that will be in place with specific merchants. It will also factor in revenue from fees that are not directly linked to volume-based transactions, such as inactivity fees charged on dormant accounts.

The following table sets forth our gross dollar volume and take rate for the three months ended June 30, 2022 and 2021:

	For the three months ended June 30, 2022
(U.S. dollars in millions)	US Acquiring	Digital Commerce	Total
Gross dollar volume (1)	$22,116	$11,245	$33,361
Take Rate	0.9%	1.7%	1.1%

	For the three months ended June 30, 2021
(U.S. dollars in millions)	US Acquiring	Digital Commerce	Total
Gross dollar volume (1)	$20,506	$11,786	$32,292
Take Rate	0.8%	1.9%	1.2%

	Increase / (Decrease)
(U.S. dollars in millions)	US Acquiring	Digital Commerce	Total
Gross dollar volume (1)	$1,610	$(541)	$1,069
Take Rate	0.1%	(0.2)%	(0.1)%

The following table sets forth our gross dollar volume and take rate for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30, 2022
(U.S. dollars in millions)	US Acquiring	Digital Commerce	Total
Gross dollar volume (1)	$41,965	$22,565	$64,530
Take Rate	0.9%	1.7%	1.2%

	For the six months ended June 30, 2021
(U.S. dollars in millions)	US Acquiring	Digital Commerce	Total
Gross dollar volume (1)	$36,904	$22,900	$59,804
Take Rate	0.9%	1.9%	1.3%

	Increase / (Decrease)
(U.S. dollars in millions)	US Acquiring	Digital Commerce	Total
Gross dollar volume (1)	$5,061	$(335)	$4,726
Take Rate	(0.0)%	(0.2)%	(0.1)%

(1)
During 2021, we revised our methodology for calculating volumes. Prior periods have been adjusted to reflect this revised methodology for comparative purposes. In addition, volumes for the three and six months ended June 30, 2022 exclude embedded finance related volumes of $13.5 billion and $ 17.9 billion, respectively.

Non-GAAP Financial Measure

We report our financial results in accordance with GAAP, which includes the standards, conventions, and rules in recording and summarizing transactions and in the preparation of financial statements. In addition to reporting financial results in accordance with GAAP, we have provided Adjusted EBITDA as a non-GAAP financial measure.

We include a non-GAAP measure in this Form 6-K because it is a basis upon which our management assess our performance and we believe it reflects the underlying trends and an indicator of our business. Although we believe the non-GAAP measure is useful for investors for the same reasons, the measure is not a substitute for GAAP financial measures or disclosures.

Our non-GAAP measure may not be comparable to other similarly titled measures used by other companies and has limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the operating results as reported under GAAP.

An explanation of the relevance of the non-GAAP measure, a reconciliation of the non-GAAP measure to the most directly comparable measure calculated and presented in accordance with GAAP is set out below. The non-GAAP measure has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. We do not regard the non-GAAP measure as a substitute for, or superior to, the equivalent measure calculated and presented in accordance with GAAP or the one calculated using a financial measure that is calculated in accordance with GAAP.

Adjusted EBITDA

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share based compensation, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of subsidiaries and other assets, net, and other (expense)/income, net. These adjustments include certain costs and transaction items that are not reflective of the underlying operating performance of the Company. Management believes these adjustments improve the comparability of operating results across reporting periods.

We use Adjusted EBITDA as our measure of segment profitability to assess the performance of our businesses. Additionally, we believe it is important to consider our profitability on a basis that is consistent with that of our operating segments. Adjusted EBITDA reported for our segments is not, however, considered a non-GAAP measure as it is presented in conformity with Accounting Standards Codification 280, Segment Reporting, and is excluded from the definition of a non-GAAP measure under the Securities and Exchange Commission’s Regulation G and Item 10(e) of Regulation S-K. We believe that Adjusted EBITDA should be made available to securities analysts, investors and other interested parties to assist in their assessment of the performance of our businesses.

Despite the importance of this measure in analyzing our business, measuring and determining incentive compensation and evaluating our operating performance, as well as the use of Adjusted EBITDA by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for net income (loss) or other methods of analyzing our results as reported under GAAP. We do not use or present Adjusted EBITDA as a measure of liquidity or cash flow.

Some of the limitations of Adjusted EBITDA are:

•
It does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•
It does not reflect changes in, or cash requirements for, our working capital needs;
•
It does not reflect the interest expense or the cash requirements to service interest or principal payments on debt;
•
It does not reflect income tax payments we are required to make;
•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements; and
•
Other companies in our industry may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

Results of Operations

Three months ended June 30, 2022 compared to three months ended June 30, 2021

The following table sets forth our results of operations for the three months ended June 30, 2022 and 2021:

	For the three months ended June 30,		Variance (1)
(U.S. dollars in thousands)	2022	2021	$	%
Revenue	$378,913	$384,343	(5,430)	(1.4)%
Cost of services (excluding depreciation and amortization)	158,987	155,778	3,209	2.1%
Selling, general and administrative	134,709	113,037	21,672	19.2%
Depreciation and amortization	69,585	70,114	(529)	(0.8)%
Impairment expense on goodwill and intangible assets	676,456	1,357	675,099	n/m
Restructuring and other costs	41,602	4,518	37,084	820.8%
Loss / (gain) on disposal of subsidiaries and other assets, net	660	(28)	688	0.0%
Operating (loss) / income	(703,086)	39,567	(742,653)	n/m
Other income, net	56,155	46,558	9,597	20.6%
Interest expense, net	(28,426)	(62,650)	34,224	(54.6)%
(Loss) / income before taxes	(675,357)	23,475	(698,832)	n/m
Income tax (benefit) / expense	(16,618)	16,690	(33,308)	(199.6)%
Net (loss) / income	$(658,739)	$6,785	(665,524)	n/m
Less: net income attributable to non controlling interest	—	188	(188)	(100.0)%
Net (loss) / income attributable to the Company	$(658,739)	$6,597	$(665,336)	n/m

(1)
n/m - not a meaningful percentage

Revenue

Revenue decreased $5,430, or 1.4%, to $378,913 for the three months ended June 30, 2022 from $ 384,343 for the three months ended June 30, 2021. The decrease is largely attributable to a $27,938, or 12.7%, decrease in our Digital Commerce segment due to regulatory changes in Europe, lower promotional activity, and the unfavorable impact of foreign exchange rates partly offset by recent acquisition activity within Digital Commerce as well as an increase of $22,508, or 13.7%, in our US Acquiring segment mainly due to higher volumes.

For further detail on our segments, see “Analysis by Segments” below.

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) increased $3,209, or 2.1%, to $158,987 for the three months ended June 30, 2022 from $155,778 for the three months ended June 30, 2021. The increase is largely attributable to an increase of $11,838, or 13.9%, in our US Acquiring segment due to higher volumes. This is offset by a decrease of $8,628, or 12.2% in our Digital Commerce segment due to the reduction in revenue noted above as well as a change in channel and customer mix.

Selling, general and administrative

Selling, general and administrative expenses increased $21,672, or 19.2%, to $134,709 for the three months ended June 30, 2022 from $113,037 for the three months ended June 30, 2021. This movement is primarily driven by an increase in credit losses due to higher volumes in US Acquiring and increased share-based compensation expense of $14,460 which was largely driven by new share-based compensation awards issued subsequent to June 30, 2021 and the modification of certain shared based compensation awards during the three months ended June 30, 2022.

Depreciation and amortization

Depreciation and amortization decreased $529, or 0.8%, to $69,585 for the three months ended June 30, 2022 from $70,114 for the three months ended June 30, 2021. This decrease was attributable to the impact of assets becoming fully depreciated and amortized during 2021 and the impact of the impairment on intangible assets recognized during the third quarter of the prior year. This is partially offset by increased amortization due to acquisitions.

Impairment expense on intangible assets and goodwill

Impairment expense on intangible assets and goodwill increased by $675,099, to $676,456 for the three months ended June 30, 2022 from $1,357 for the three months ended June 30, 2021. Due to a sustained decline in stock price and market capitalization, as well as current market and macroeconomic conditions, we concluded that an impairment indicator for goodwill was present in both the US Acquiring and Digital Commerce segments as of June 30, 2022. As a result, goodwill impairment expense of $335,234 and $341,222 was recognized in US Acquiring and Digital Commerce, respectively.

Restructuring and other costs

Restructuring and other costs increased $37,084, or 820.8%, to $41,602 for the three months ended June 30, 2022 from $4,518 for the three months ended June 30, 2021. Increase was primarily driven by a $33,603 provision recorded during the three months ended June 30, 2022 related to customer payments. In addition, there was an increase in other costs of $2,803 for acquisition, disposal and integration and an increase in restructuring costs of $2,491 primarily as a result of CEO leaving costs during the three months ended June 30, 2022. This was partially offset by a reduction in other costs of $1,814, predominantly driven by public company readiness cost in the three months ended June 30, 2021.

Other income, net

Other income increased $9,597, or 20.6%, to $56,155 for the three months ended June 30, 2022 from $46,558 for the three months ended June 30, 2021. The increase in other income, net was primarily driven by an increase in gain on foreign exchange from $2,986 to $34,957 due to foreign denominated debt offset by a decrease in fair value gain on the Company’s warrant liabilities to $13,772 from $39,348.

Interest expense, net

Interest expense, net decreased by $34,224, or 54.6%, to $28,426 for the three months ended June 30, 2022 from $62,650 for the three months ended June 30, 2021. The decrease in interest expense, net was due to the refinancing of the Company’s debt, which took place in June 2021, and also the reduced levels of debt associated with the debt repayments in March 2021.

Income tax (benefit) / expense

The income tax benefit was $16,618 for the three months ended June 30, 2022 compared to an income tax expense of $16,690 for the three months ended June 30, 2021. This resulted in an effective tax rate of 2.5% for the three months ended June 30, 2022 and 71.1% for the three months ended June 30, 2021. The U.K. statutory tax rate will increase from 19% to 25% effective April 1, 2023. The change in the effective tax rate in 2022 compared to 2021 primarily arises as a result of the deferred tax impact of the goodwill impairment.

Net (loss) / income

Net loss increased by $665,524, to $658,739 for the three months ended June 30, 2022 compared to net income of $6,785 for the three months ended June 30, 2021. The increase in net loss was largely driven by the increase in goodwill impairment expense as described above.

Non-GAAP financial measure

Adjusted EBITDA

Adjusted EBITDA for the Company decreased $15,851, or 13.3%, to $102,953 for the three months ended June 30, 2022 from $118,804 for the three months ended June 30, 2021. This decrease was driven by reduced revenue of $5,430 and increased cost of services of $3,210 as described above, as well as higher credit losses resulting from increased volumes, higher Value Added Tax ("VAT") expense resulting from historic refunds and releases in the three months ended June 30, 2021 and higher technology costs in the three months ended June 30, 2022.

A reconciliation of Net (loss) / income to Adjusted EBITDA is as follows for the three months ended June 30, 2022 and 2021:

	For the three months ended June 30,
(U.S. dollars in thousands)	2022	2021
Net (loss) / income	$(658,739)	$6,785
Income tax (benefit) / expense	(16,618)	16,690
Interest expense, net	28,426	62,650
Depreciation and amortization	69,585	70,114
Share-based compensation	17,736	3,276
Impairment expense on goodwill and intangible assets	676,456	1,357
Restructuring and other costs (1)	41,602	4,518
Loss / (gain) on disposal of subsidiaries and other assets, net	660	(28)
Other income, net (2)	(56,155)	(46,558)
Adjusted EBITDA	$102,953	$118,804

(1)
As noted above, restructuring and other costs include acquisition costs related to the Company's merger, acquisition and disposal activity and restructuring costs. This includes certain office closure costs and resulting severance payments to employees. For the three months ended June 30, 2022, restructuring costs were $4,556, inclusive of CEO severance costs, and other costs were $37,046 which primarily consisted of a provision related to customer payments of $33,603 as well as acquisition, integration and disposal costs. For the three months ended June 30, 2021, restructuring costs amounted to $2,065 and other costs amounted to $2,453 primarily related to public company readiness costs as well as other advisory fees incurred on merger and acquisition activity and the Company’s Brexit planning.
(2)
As noted above, other income, net, consists primarily of foreign exchange gains and losses, fair value movement in contingent consideration receivable, capital raising costs, interest expense on related party balances, net, fair value movement in derivative instruments and fair value movement in warrant liabilities. For the three months ended June 30, 2022, other income, net includes gain on foreign exchange of $34,957, fair value loss on contingent consideration of $1,068, fair value gain on derivative instruments of $8,788, fair value gain on warrant liabilities of $13,772, together with other losses of $294. For the three months ended June 30, 2021, other income, net includes gain on foreign exchange of $2,986, fair value gain on contingent consideration of $6,017, fair value gain on derivative instruments of $1,925, fair value gain on warrant liabilities of $39,348 and other losses of $3,718.

Six months ended June 30, 2022 compared to six months ended June 30, 2021

The following table sets forth our results of operations for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,		Variance
(U.S. dollars in thousands)	2022	2021	$	%
Revenue	$746,581	$761,767	(15,186)	(2.0)%
Cost of services (excluding depreciation and amortization)	306,090	306,815	(725)	(0.2)%
Selling, general and administrative	265,277	307,035	(41,758)	(13.6)%
Depreciation and amortization	133,008	135,576	(2,568)	(1.9)%
Impairment expense on intangible assets	1,882,187	1,935	1,880,252	n/m
Restructuring and other costs	54,193	7,488	46,705	623.7%
Loss / (gain) on disposal of subsidiaries and other assets, net	660	(28)	688	n/m
Operating (loss) / income	(1,894,834)	2,946	(1,897,780)	n/m
Other income, net	59,633	79,083	(19,450)	(24.6)%
Interest expense, net	(54,382)	(125,019)	70,637	(56.5)%
Loss before taxes	(1,889,583)	(42,990)	(1,846,593)	n/m
Income tax (benefit) / expense	(60,032)	10,754	(70,786)	(658.2)%
Net loss	$(1,829,551)	$(53,744)	(1,775,807)	n/m
Less: net income attributable to non controlling interest	371	306	65	21.2%
Net loss attributable to the Company	$(1,829,922)	$(54,050)	$(1,775,872)	n/m

Revenue

Revenue decreased $15,186, or 2.0%, to $746,581 for the six months ended June 30, 2022 from $761,767 for the six months ended June 30, 2021. The decrease is largely attributable to a $53,497, or 12.1%, decrease in our Digital Commerce segment due to regulatory changes in Europe, lower promotional activity, and the unfavorable impact of foreign exchange rates, in part offset by recent acquisition activity within Digital Commerce as well as an increase of $38,311, or 12.0%, in our US Acquiring segment mainly due to higher volumes.

For further detail on our segments, see “Analysis by Segments” below.

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) decreased $725, or 0.2%, to $306,090 for the six months ended June 30, 2022 from $306,815 for the six months ended June 30, 2021. The decrease is largely attributable to a decrease of $22,542, or 15.3% in our Digital Commerce segment due to the reduction in revenue noted above as well as a change in channel and customer mix. This is offset by an increase of $21,817, or 13.7%, in our US Acquiring segment due to higher volumes.

Selling, general and administrative

Selling, general and administrative expenses decreased $41,758, or 13.6%, to $265,277 for the six months ended June 30, 2022 from $307,035 for the six months ended June 30, 2021. This movement is primarily driven by a decrease in share-based compensation expense of $52,411 which was largely driven by the full vesting of equity awards in March 2021, partially offset by higher credit losses as a result of higher volumes and increased technology costs.

Depreciation and amortization

Depreciation and amortization decreased $2,568, or 1.9%, to $133,008 for the six months ended June 30, 2022 from $135,576 for the six months ended June 30, 2021. This decrease was attributable to the impact of assets becoming fully depreciated and amortized during

2021 and the impact of the impairment on intangible assets recognized during the third quarter of the prior year. This is partially offset by increased amortization due to acquisitions.

Impairment expense on intangible assets and goodwill

Impairment expense on intangible assets and goodwill increased by $1,880,252, to $1,882,187 for the six months ended June 30, 2022 from $1,935 for the six months ended June 30, 2021. Due to a sustained decline in stock price and market capitalization, as well as current market and macroeconomic conditions, we concluded that an impairment indicator for goodwill was present in both the US Acquiring and Digital Commerce segments as of March 31, 2022 and June 30, 2022. As a result, goodwill impairment expense of $948,237 and $933,950 was recognized in US Acquiring and Digital Commerce, respectively during the six months ended June 30, 2022.

Restructuring and other costs

Restructuring and other costs increased $46,705 or 623.7%, to $54,193 for the six months ended June 30, 2022 from $7,488 for the six months ended June 30, 2021. Increase was primarily driven by a $33,603 provision recorded during the six months ended June 30, 2022 related to customer payments. In addition, there was an increase in acquisition costs of $13,078, mainly as a result of the SafetyPay acquisition in the six months ended June 30, 2022.

Other income, net

Other income, net decreased $19,450, or 24.6%, to $59,633 for the six months ended June 30, 2022 from $79,083 for the six months ended June 30, 2021. The decrease in other income, net was primarily driven by a decrease in fair value gain on the Company’s warrant liabilities to $21,054 from $64,142 and a decrease in the fair value gain / (loss) on contingent consideration to a $7,889 loss from a $11,462 gain. This partially offset by an increase in gain on foreign exchange to $36,624 from $3,182 due to foreign denominated debt.

Interest expense, net

Interest expense, net decreased by $70,637, or 56.5%, to $54,382 for the six months ended June 30, 2022 from $125,019 for the six months ended June 30, 2021. The decrease in interest expense, net was due to the refinancing of the Company’s debt, which took place in June 2021, and also the reduced levels of debt associated with the debt repayments in March 2021.

Income tax (benefit) / expense

The income tax benefit was $60,032 for the six months ended June 30, 2022 compared to income tax expense of $10,754 for the six months ended June 30, 2021. This resulted in an effective tax rate of 3.2% for the six months ended June 30, 2022 and 25.0% for the six months ended June 30, 2021. The U.K. statutory tax rate will increase from 19% to 25% effective April 1, 2023. The change in the effective tax rate in 2022 compared to 2021 primarily arises as a result of the deferred tax impact of the goodwill impairment.

Net loss

Net loss increased by $1,775,807, to $1,829,551 for the six months ended June 30, 2022 from $53,744 for the six months ended June 30, 2021. The increase in net loss was largely driven by the increase in goodwill impairment expense as described above.

Non-GAAP financial measure

Adjusted EBITDA

Adjusted EBITDA for the Company decreased $25,114, or 10.8%, to $206,920 for the six months ended June 30, 2022 from $232,034 for the six months ended June 30, 2021. This decrease was driven by reduced revenue of $15,186 as described above, higher credit losses as a result of higher volumes and increased technology costs during the six months ended June 30, 2022.

A reconciliation of Net loss to Adjusted EBITDA is as follows for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,
(U.S. dollars in thousands)	2022	2021
Net loss	$(1,829,551)	$(53,744)
Income tax (benefit) / expense	(60,032)	10,754
Interest expense, net	54,382	125,019
Depreciation and amortization	133,008	135,576
Share-based compensation	31,706	84,117
Impairment expense on goodwill and intangible assets	1,882,187	1,935
Restructuring and other costs (1)	54,193	7,488
Loss / (gain) on disposal of subsidiaries and other assets, net	660	(28)
Other income, net (2)	(59,633)	(79,083)
Adjusted EBITDA	$206,920	$232,034

(1)
As noted above, restructuring and other costs include acquisition costs related to the Company's merger, acquisition and disposal activity and restructuring costs. This includes certain office closure costs and resulting severance payments to employees. For the six months ended June 30, 2022 , restructuring costs were $6,006, inclusive of CEO severance costs, and other costs were $48,187 which primarily consisted of a provision related to customer payments of $33,603 and acquisition costs. For the six months ended June 30, 2021, restructuring cost amounted to $4,207 and other costs amounted to $3,281, primarily related to public company readiness costs as well as other advisory fees incurred on merger and acquisition activity and the Company’s Brexit planning.
(2)
As noted above, other income, net, consists primarily of foreign exchange gains and losses, fair value movement in contingent consideration receivable, capital raising costs, interest expense on related party balances, net, fair value movement in derivative instruments and fair value movement in warrant liabilities. For the six months ended June 30, 2022, other income, net includes gain on foreign exchange of $36,624, fair value loss on contingent consideration of $7,889, fair value gain on derivative instruments of $8,788, fair value gain on warrant liabilities of $21,054, together with other gains of $1,056. For the six months ended June 30, 2021 , other income, net includes gain on foreign exchange of $3,182, fair value gain on contingent consideration of $11,462, fair value gain on derivative instruments of $9,005, fair value gain on warrant liabilities of $64,142 and interest expense, net, on related party balances of $121, together with other losses of $8,587.

Analysis by Segment

We operate in two operating segments: US Acquiring and Digital Commerce. Our reportable segments are the same as our operating segments. Adjusted EBITDA at the segment level is reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing their performance. Adjusted EBITDA of each operating segment includes the revenues of the segment less ordinary operating expenses that are directly related to those revenues and an allocation of shared costs.

The Company allocates shared costs to the two segments and corporate. Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment. Shared costs are allocated to each segment primarily based on applicable drivers including headcount and revenue.

Three month ended June 30, 2022 compared to three months ended June 30, 2021

Our results by operating segment for the three months ended June 30, 2022 comprised of the following:

(U.S. dollars in thousands)	US Acquiring	Digital Commerce	Corporate (2)	Total
Revenue	187,150	191,763	—	378,913
Adjusted EBITDA(1)	53,036	71,722	(21,805)	102,953

Our results by operating segment for the three months ended June 30, 2021 comprised of the following:

(U.S. dollars in thousands)	US Acquiring	Digital Commerce	Corporate (2)	Total
Revenue	164,642	219,701	—	384,343
Adjusted EBITDA(1)	40,660	95,064	(16,920)	118,804

The increase (decrease) in results by operating segment is shown in the following table:

(U.S. dollars in thousands)	US Acquiring	Digital Commerce	Corporate (2)	Total
Revenue	22,508	(27,938)	—	(5,430)
Adjusted EBITDA(1)	12,376	(23,342)	(4,885)	(15,851)

(1)
For a reconciliation of the Company’s net loss to Adjusted EBITDA for the period presented, see “Results of Operations”.
(2)
Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

US Acquiring

Revenue increased by $22,508, or 13.7%, to $187,150 for the three months ended June 30, 2022 from $164,642 for the three months ended June 30, 2021. This increase was primarily due to higher volumes and inflationary pressures which increase ticket prices.

Adjusted EBITDA increased by $12,376, or 30.4%, to $53,036 for the three months ended June 30, 2022 from $40,660 for the three months ended June 30, 2021. This increase was due to an increase in revenue as noted above, as well as a reduction in legal and professional fees and remuneration costs. This increase was offset by an increase in cost of services (excluding depreciation and amortization) of $11,838, or 13.9%, to $96,753 for the three months ended June 30, 2022 from $84,915 for the three months ended June 30, 2021 largely due to higher volumes.

Digital Commerce

Revenue decreased by $27,938, or 12.7%, to $191,763 for the three months ended June 30, 2022 from $219,701 for the three months ended June 30, 2021. This decrease was primarily due to regulatory changes in Europe, lower promotional activity and the unfavorable impact of foreign exchange rates, partly offset by recent acquisitions.

Adjusted EBITDA decreased by $23,342, or 24.6%, to $71,722 for the three months ended June 30, 2022 from $95,064 for the three months ended June 30, 2021. This decrease was largely due to reduced revenues as noted above, partly offset by a decrease in cost of services (excluding depreciation and amortization) which decreased by $8,628, or 12.2%, to $62,234 for the three months ended June 30, 2022 from $70,862 for the three months ended June 30, 2021.

Corporate

Corporate Adjusted EBITDA, comprising of corporate overhead, decreased $4,885, or 28.9% to a loss of $21,805 for the three months ended June 30, 2022 from a loss of $16,920 for the three months ended June 30, 2021. This reduced Adjusted EBITDA was primarily driven by higher Value Added Tax ("VAT") expense during the three months ended June 30, 2022, as a result of historic refunds and releases in the three months ended June 30, 2021.

Six months ended June 30, 2022 compared to six months ended June 30, 2021

Our results by operating segment for the six months ended June 30, 2022 comprised of the following:

(U.S. dollars in thousands)	US Acquiring	Digital Commerce	Corporate (2)	Total
Revenue	356,294	390,287	—	746,581
Adjusted EBITDA(1)	100,278	147,517	(40,875)	206,920

Our results by operating segment for the six months ended June 30, 2021 comprised of the following:

(U.S. dollars in thousands)	US Acquiring	Digital Commerce	Corporate (2)	Total
Revenue	317,983	443,784	—	761,767
Adjusted EBITDA(1)	79,917	186,578	(34,461)	232,034

The increase (decrease) in results by operating segment is shown in the following table:

(U.S. dollars in thousands)	US Acquiring	Digital Commerce	Corporate (2)	Total
Revenue	38,311	(53,497)	—	(15,186)
Adjusted EBITDA(1)	20,361	(39,061)	(6,414)	(25,114)

(1)
For a reconciliation of the Company’s net loss to Adjusted EBITDA for the period presented, see “Results of Operations”.
(2)
Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

US Acquiring

Revenue increased by $38,311, or 12.0%, to $356,294 for the six months ended June 30, 2022 from $317,983 for the six months ended June 30, 2021. This increase was due to higher volumes and inflationary pressures which increase ticket prices.

Adjusted EBITDA increased by $20,361, or 25.5%, to $100,278 for the six months ended June 30, 2022 from $79,917 for the six months ended June 30, 2021. This increase was due to an increase in revenue as noted above, as well as a reduction in legal and professional fees and remuneration costs. This increase was offset by an increase in cost of services (excluding depreciation and amortization) of $21,817, or 13.7%, to $181,572 for the six months ended June 30, 2022 from $159,755 for the six months ended June 30, 2021 largely due to higher volumes.

Digital Commerce

Revenue decreased by $53,497, or 12.1%, to $390,287 for the six months ended June 30, 2022 from $443,784 for the six months ended June 30, 2021. This decrease was primarily due to regulatory changes in Europe, lower promotional activity and the unfavorable impact of foreign exchange rates, partly offset by recent acquisitions.

Adjusted EBITDA decreased by $39,061, or 20.9%, to $147,517 for the six months ended June 30, 2022 from $186,578 for the six months ended June 30, 2021. This decrease was largely due to reduced revenues as noted above as well as an increase in remuneration costs from acquisitions, partly offset by a decrease in cost of services (excluding depreciation and amortization) which decreased by $22,542, or 15.3%, to $124,518 for the six months ended June 30, 2022 from $147,060 for the six months ended June 30, 2021 coupled with a decrease in marketing expenses.

Corporate

Corporate Adjusted EBITDA, comprising of corporate overhead, decreased $6,414, or 18.6% to a loss of $40,875 for the six months ended June 30, 2022 from a loss of $34,461 for the six months ended June 30, 2021. This reduced Adjusted EBITDA was primarily driven by Director & Officer insurance costs subsequent to becoming a public company and higher legal and professional fees, in part, offset by lower remuneration.

Seasonality

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our business. For instance, our businesses historically experience increased activity during the traditional holiday period and around other nationally recognized holidays, when certain of our game’s operators may run promotions, consumers enjoy more leisure time and younger consumers may receive our products as gifts. Our Digital Commerce businesses experiences increased activity based on the occurrence and timing of sporting events. Volatility in our revenue, key operating metrics or their rates of growth could result in fluctuations in our financial condition or results of operations.

Inflation

While inflation may impact our revenue and expenses, as well as customer spend, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future.

Quantitative and Qualitative Disclosure about Market Risk

Our market risk includes the potential loss arising from adverse changes in foreign currency exchange rates and interest rates. We monitor risk exposures on an ongoing basis. The Company utilizes derivative financial instruments to manage interest rate risk on its variable rate debt facilities and term loans. The company does not apply hedge accounting for its derivative financial instruments.

Interest Rate Risk

We are exposed to interest rate risk relating to the portion of our borrowings that are subject to variable interest rates, as well as investment revenue. The Company actively manages interest rate risk through the use of interest rate swaps. Interest rate swaps convert floating rates to fixed.

As of June 30, 2022, an increase of 100 basis points in interest rates offered on the bank borrowings would result in a $17.4 million unfavorable impact and a decrease of 100 basis points would result in a $17.4 million favorable impact on annualized net loss. Due to the interest rate floors within the Company’s facility agreement of 0.5% on USD LIBOR and 0% on EURIBOR, we may not realize the benefit of a decrease of 100 basis points in the applicable interest rates.

As of December 31, 2021, an increase of 100 basis points in interest rates offered on the bank borrowings would have resulted in a $18.2 million unfavorable impact and a decrease of 100 basis points would have resulted in a $18.2 million favorable impact on net loss for the year ended December 31, 2021.

Foreign Currency Risk

We have global operations and trade in various foreign currencies, primarily the Great British Pound, Euro, Canadian Dollar, Norwegian Krone, Swiss Franc, Swedish Krona and Polish Zloty. In addition, we are exposed to currency risk associated with translating our functional currency financial statements into its reporting currency, which is the U.S. dollar. As a result, we are exposed to movements in the exchange rates of various currencies against the U.S. dollar.

We manage the exposure to currency risk by commercially transacting materially in U.S. dollars, Euros and Pound Sterling, the currencies in which we materially incur operating expenses. We limit the extent to which we incur operating expenses in other currencies, wherever possible, thereby minimizing the realized and unrealized foreign exchange gain/(loss). The currency of the Company’s borrowings is in part matched to the currencies expected to be generated from the Company’s operations. Intercompany funding is typically undertaken in the functional currency of the operating entities or undertaken to ensure offsetting currency exposures.

As of June 30, 2022, had the U.S. dollar strengthened by 1% in relation to all the other currencies, with all other variables held constant, the net assets of the Company would have decreased by $2.8 million. A weakening of the U.S. dollar by 1% against the above currencies would have had an equal and opposite effect. As noted above, the unfavorable impact of foreign exchange rates was a contributing factor to the decline in revenues for the Digital Commerce segment during the three and six months ended June 30, 2022.

As of December 31, 2021, had the U.S. dollar strengthened by 1% in relation to all the other currencies, with all other variables held constant, the net assets of the Company would have decreased by $2.3 million. A weakening of the U.S. dollar by 1% against the above currencies would have had an equal and opposite effect.

Credit Risk

Credit risk is the risk of financial loss if a consumer or merchant counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from our cash and cash equivalents, settlement receivables, restricted cash in respect to customer accounts, and trade receivables.

The Company is also exposed to potential losses from merchant-related chargebacks. A chargeback occurs when a dispute between a cardholder and a merchant, including a claim for non-delivery of the product or service by the merchant, is not resolved in favor of the merchant and the transaction is charged back to the merchant resulting in a refund of the purchase price to the cardholder. If the Company is unable to collect this chargeback amount from the merchant due to closure, bankruptcy or other reasons, the Company bears the loss for the refund paid to the cardholder. The risk of chargebacks is typically greater for those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment.

The cash and cash equivalents and restricted cash in respect to customer accounts are deposited with different banking partners with a variety of credit ratings. Credit exposures are regularly monitored and managed by the Group’s Treasury function with oversight from the Group Safeguarding and Treasury Committee (“STC”).

Settlement receivables primarily relate to receivables from third party payment institutions, as well as receivables from distribution partners arising in our Digital Commerce business. These receivables are closely monitored on an ongoing basis. The Digital Commerce business utilizes credit limits and insurance to limit its overall gross exposure to distribution partners.

Credit quality of a customer and distributor is assessed based on their industry, geographical location and financial background, with credit risk managed based on this assessment (i.e. trading limits, shortened payment period and/or requiring collateral, usually in the form of bank guarantees, insurance or cash deposits or holdbacks which can legally be claimed by the Group to cover unpaid receivables). Outstanding trade receivables are regularly monitored to flag any unusual activities such as chargebacks. Having a significant number of consumers and merchants across multiple geographies and industries helps mitigate the Group’s exposure to concentration risk. Through the Group’s global credit risk framework we forecast, under normal business conditions, the probability of the occurrence of credit events before they occur. Customer credit risk is managed by each business unit subject to our established customer credit risk management policies, procedures and controls.

Liquidity Risk

Liquidity risk is the risk that we may be unable to meet our financial obligations as they fall due. We control and monitor both cash levels and cash flow on a regular basis, including forecasting future cash flows. Our objective to managing liquidity is to ensure that, as far as possible, we always have sufficient liquidity to meet our liabilities as they become due.

In order to mitigate short-term liquidity risk and fund future merger and acquisition activity, we have a $305,000 revolving credit facility available, from which we make draw downs and repayments throughout the period. The balance drawn on the revolving credit facility as of June 30, 2022 was $36,061. As of December 31, 2021 we had drawn down $28,423 on our revolving credit facility. In addition, the Company has a Line of Credit which is restricted for use in funding settlements in the US Acquiring business and is secured against known transactions. During the second quarter, the line of credit was increased from $50,000 to $75,000 and the maturity date extended to June 2025.

As of June 30, 2022, and December 31, 2021, the total principal amount of our external borrowings was $2,696,124 and $2,794,108. Subject to the limits contained in the credit agreements that govern our credit facilities, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. All interest and mandatory debt repayments were satisfied during December 31, 2021 and for the six months ended June 30, 2022.

Our key debt covenant governing these facilities is financial and is monitored monthly. Our primary financial covenant is to maintain a first lien debt ratio below 7.5x a Last Twelve Months EBITDA measure adjusted for certain items as stipulated in the company’s facilities agreement. As of June 30, 2022, and December 31, 2021, the Company was in compliance with all financial covenants associated with its debt.

In addition, the Company is required to maintain minimum levels of liquidity within its regulated businesses within the United Kingdom and Ireland in accordance with our regulatory requirements. We monitor liquidity levels within our regulated entities on an ongoing basis, in accordance with our liquidity and capital adequacy assessment framework.

Liquidity and Capital Resources

Our primary sources of liquidity have been funds generated from operations, issuance of debt, the use of our revolving credit facilities and a line of credit. We assess our liquidity through an analysis of our working capital together with our other sources of liquidity. As of June 30, 2022 and December 31, 2021, we had $243,533 and $313,439 in cash and cash equivalents. Furthermore, we had $268,939 available under our Revolving Credit Facility as of June 30, 2022. We had $276,577 available under our Revolving Credit Facility as of December 31, 2021, respectively.

In connection with the Transaction in the prior year, we underwent a series of transactions that impacted our financial position and overall liquidity profile. This included the cash consideration for the Pi Jersey acquisition of $2,448,799, debt repayment of $1,155,743 in connection with the Transaction and payment of transaction costs of $151,722, of which $149,496, were paid during the six months ended June 30, 2021. These transactions were offset by the $1,616,673 in net proceeds from the merger with FTAC and $2,000,000 in proceeds from private placement (“PIPE Investment”). In the prior year, we also completed a refinancing under which the Company fully repaid the outstanding balances under its former debt facilities and was accounted for as a debt extinguishment.

In addition to our cash and cash equivalents on our unaudited condensed consolidated statements of financial position, we expect to continue to generate cash from our normal operations as well as the ability to draw down on our credit facilities, disclosed below, as required. We believe that we have sufficient financial resources to fund our activities and execute our business plans during the next 12 months.

Debt

During 2021, the Company' entered into the following debt facilities: (i) $305,000 senior secured revolving credit facility (the “Revolving Credit Facility”); (ii) a $1,018,000 aggregate principal amount senior secured USD first lien term loan facility (the “Term Loan Facility (USD)”)(comprising the original $628,000 and incremental $390,000 facility) and a €710,000 aggregate principal amount senior secured EUR first lien term loan facility (the “Term Loan Facility (EUR)”) (comprising the original €435,000 and an incremental €275,000 facility), and (iii) 400,000 aggregate principal amount of USD secured notes and €435,000 aggregate principal amount of EUR secured notes (“Secured Notes”).

As market conditions warrant, we and/or our majority equity holders, Blackstone, CVC and/or our respective affiliates, may from time to time seek to repurchase securities that we have issued or loans that we have borrowed in privately negotiated or open market transactions, by tender offer or otherwise. Subject to any applicable limitations contained in the agreements governing our indebtedness, any such purchases may be funded by existing cash or by incurring new secured or unsecured debt, including borrowings under our credit facilities. The amounts involved in any such purchase transactions, individually or in the aggregate, may be material. Any such purchases may relate to a substantial amount of a particular tranche of debt, with a corresponding reduction, where relevant, in the trading liquidity of that debt. In addition, any such purchases made at prices below the “adjusted issue price” (as defined for U.S. federal income tax purposes) may result in taxable cancellation of indebtedness income to us, which may be material, and result in related adverse tax consequences to us. During the three months ended June 30, 2022, we repurchased $12,500 of Secured Notes.

For further discussion regarding our debt facilities, refer to Note 7, Debt, within the financial statements included elsewhere in this Report.

Cash Flow

The following table presents the summary consolidated cash flow information for the periods presented.

	For the six months ended June 30,
(U.S. dollars in thousands)	2022	2021
Net cash flows provided by operating activities	$1,379,447	$41,010
Net cash flows used in investing activities	(494,262)	(98,855)
Net cash flows used in financing activities	(12,374)	(168,222)
Effect of foreign exchange rate changes	(133,216)	(40,716)
Increase / (Decrease) in cash and cash equivalents, including customer accounts and other restricted cash	$739,595	$(266,783)

Comparison of Cash Flows

The Company’s regulatory obligations include the requirement to safeguard customer funds that have been received either in exchange for electronic money (“e-money”) issued or within the transaction settlement cycle to merchants. Such amounts are recorded in customer accounts and other restricted cash in our unaudited consolidated statements of financial position. The Company includes customer accounts and other restricted cash in the cash and cash equivalents balance reported in the unaudited consolidated statements of cash flows.

Operating Activities

Net cash flows provided by (used in) operating activities mainly consists of our net loss adjusted for non-cash items and movements in working capital.

Non-cash items usually arise as a result of timing differences between expenses recognized and actual cash costs incurred or as a result of other non-cash income or expenses. Non-cash items include: depreciation and amortization; unrealized foreign exchange gain/(loss); deferred tax (expense)/benefit; non-cash interest expense, net; share-based compensation expense; other (expense)/income, net; impairment expense on goodwill and intangible assets; provision for doubtful accounts and other; gain/(loss) on disposal of subsidiaries and other assets, net; and non-cash lease expense.

Movements in working capital include the movements in: accounts receivable, net; prepaid expenses, other current assets and related party receivables; settlement receivables, net; accounts payable, other liabilities, related party payables; funds payable and amounts due to customers; and income tax payable. Movements in working capital are affected by several factors including the timing of month-end and transaction volume, especially for accounts receivable, net, settlement receivables, net, and funds payable and amounts due to customers.

The Company’s regulatory obligations in the United Kingdom and Ireland include the requirement to safeguard customer funds that have been received either in exchange for electronic money (“e-money”) issued or within the transaction settlement cycle to merchants. Such amounts are recorded as an asset in our unaudited condensed consolidated statements of financial position, in customer accounts and other restricted cash which is presented as part of cash, cash equivalents, customer accounts and other restricted cash as reported in the unaudited condensed consolidated statements of cash flows. As such, movements in customer accounts and other restricted cash are not presented as part of movements in working capital as described above.

The Company also has a corresponding liability to its customers recognized in our unaudited condensed consolidated statements of financial position as funds payable and amounts due to customers, as well as settlement receivables, net, that represent timing differences in the Group’s settlement process between the cash settlement of a transaction and the recognition of the associated liability. The movements in these account balances are presented as part of movements in working capital as described above.

The amounts of these balances in our unaudited condensed consolidated statements of financial position as of June 30, 2022, and 2021 are summarized in the table below.

	For the six months ended June 30,
(U.S. dollars in thousands)	2022	2021
Customer accounts and other restricted cash	2,467,780	1,249,268
Settlement receivables, net of allowances for doubtful accounts	110,883	170,890
Funds payable and amounts due to customers	2,539,762	1,404,975

Net cash flows provided by operating activities increased by $1,338,437 to an inflow of $1,379,447 for the six months ended June 30, 2022 from an inflow of $41,010 for the six months ended June 30, 2021. The key reason for the increase is due to the cash inflow from the movement in funds payable and amounts due to customers. As noted above, the corresponding amounts that have been received in respect of this liability are largely included in customer accounts and other restricted cash, which are not presented within net cash flows provided by operating activities.

For the six months ended June 30, 2022 net cash flows provided by operating activities of $1,379,447 primarily consists of a net loss of $1,829,551, adjusted for non-cash items of $1,959,296, largely driven by impairment expense on goodwill and intangible assets of $1,882,187, depreciation and amortization of $133,008, and share-based compensation of $31,706, offset by other income, net and deferred tax benefit. Cash inflows of $1,249,702 used in movements in working capital, mainly included inflows from funds payable and amounts due to customers of $1,250,221.

For the six months ended June 30, 2021 net cash flows provided by operating activities of $41,010 primarily consists of a net loss of $53,744, adjusted for non-cash items of $236,322, largely driven by depreciation and amortization of $135,576 and share based compensation of $84,117, and cash outflows of $141,568 used in movements in working capital, including an outflow in funds payable and amounts due to customers of $116,268, an outflow in accounts receivable, net of $21,342, and an outflow in accounts payable, other liabilities, and related party payables of $21,139. These working capital movements were partially offset by an inflow in settlement receivables, net of $44,113

Investing Activities

Net cash used in investing activities increased $395,407 to $494,262 for the six months ended June 30, 2022 from $98,855 for the six months ended June 30, 2021. This increase is primarily attributed to an increase in net cash outflow on acquisition of businesses of $424,722 relating to the acquisition of SafetyPay during the six months ended June 30,2022, compared to a net cash outflow on acquisition of businesses of $23,531 for the six months ended June 30, 2021.

Financing Activities

Net cash used in financing activities decreased $155,848 to $12,374 for the six months ended June 30, 2022 from an outflow of $168,222 for the six months ended June 30, 2021. This decrease primarily resulted from the net cash used in financing activities in the prior year in connection with the Transaction as well as decrease in payments under financial instruments. Borrowings and repayments on all facilities were $459,328 and $442,867, respectively, for the six months ended June 30, 2022 and $2,412,816 and $3,567,269, respectively for the six months ended June 30, 2021.

We believe that our current level of cash and borrowing capacity under debt facilities, together with future cash flows from operations will be sufficient to meet the needs of our existing operations and planned requirements for the foreseeable future.

Accounting Pronouncements Not Yet Adopted

Recently issued accounting pronouncements that may be relevant to our operations but have not yet been adopted are outlined in Note 1, Basis of Presentation and Summary of Significant Accounting Policies, within the financial statements included elsewhere in this Report.